**NOTICE OF 2020 ANNUAL MEETING
AND PROXY STATEMENT**

# Arthur J. Gallagher & Co.



**Gallagher**

Insurance | Risk Management | Consulting



Arthur J. Gallagher & Co.
2850 Golf Road
Rolling Meadows, Illinois 60008-4050

# Notice of 2020 Annual Meeting of Stockholders

Dear Stockholder:

We are pleased to invite you to the 2020 Annual Meeting of Stockholders of Arthur J. Gallagher & Co., which will be held on May 12, 2020, at 9:00 AM CDT, at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. At the meeting, stockholders will vote on each item described below and we will transact such other business that properly comes before the meeting.

| Voting Items | Board Recommendations |
|---|---|
| • Elect each of the 10 nominees named in the accompanying Proxy Statement as directors to hold office until our 2021 Annual Meeting (Item 1) | FOR each nominee |
| • Ratify the appointment of Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020 (Item 2) | FOR |
| • Approve, on an advisory basis, the compensation of our named executive officers (Item 3) | FOR |
| • Vote on stockholder proposal to adopt “Rooney Rule” diversity search policy, if properly presented at the meeting (Item 4) | AGAINST |

Stockholders of record at the close of business on March 20, 2020 are entitled to notice of and to vote at the Annual Meeting. The applicable voting standard and the treatment of abstentions and “broker non-votes” for each of these items are set forth on page 38 of the Proxy Statement.

Stockholders who wish to attend the Annual Meeting in person should bring a driver’s license, passport or other form of government-issued identification to verify their identities. In addition, if you hold your shares through a broker, you will need to bring either (1) a letter from your broker stating that you held Gallagher shares as of the record date, or (2) a copy of the notice of Annual Meeting document you received in the mail.

We are actively monitoring the public health and travel safety concerns relating to the coronavirus (COVID-19) and the advisories or mandates that federal, state, and local governments, and related agencies, may issue. In the event it is not possible or advisable to hold our Annual Meeting as currently planned, we will announce any additional or alternative arrangements for the meeting, which may include a change in venue or holding the meeting solely by means of remote communication. Please monitor our press releases, available at www.ajg.com/ir, and our filings with the SEC for updated information. If you are planning to attend our Annual Meeting, please check www.ajg.com/ir the week of the meeting. As always, we encourage you to vote your shares prior to the Annual Meeting.

We urge you to read the Proxy Statement for additional information concerning the matters to be considered at the Annual Meeting and then vote in accordance with the Board’s recommendations. Your vote is very important to us.

By Order of the Board of Directors

Walter D. Bay

**WALTER D. BAY**
SECRETARY

March 23, 2020

## Important Notice Regarding the Availability of Proxy Materials for the Annual Meeting of Stockholders to Be Held on May 12, 2020:

We are making this Notice of Annual Meeting, this Proxy Statement, our 2019 Annual Report, and the Notice of Internet Availability of Proxy Materials available on the Internet at www.materials.proxyvote.com/363576 and mailing copies of these proxy materials to certain stockholders on or about March 23, 2020.

# Proxy Statement

## Table of Contents

# Corporate Governance

## Item 1 – Election of Directors

### Evaluation Process for Director Candidates

The Nominating/Governance Committee considers director candidates suggested by stockholders, management or other members of the Board and may hire consultants or search firms to help identify and evaluate potential director candidates. For information regarding how stockholders can submit a director candidate for consideration by the Nominating/Governance Committee, as well as for information regarding "proxy access," see page 40.

The Nominating/Governance Committee evaluates director candidates by considering their judgment, qualifications, attributes, skills, integrity, gender, racial/ethnic diversity, international business or other experience relevant to our global activities, and other factors it deems appropriate. The Committee looks for candidates who are leaders in the organizations with which they are affiliated and have experience in positions with a high degree of responsibility. The Committee seeks candidates free from relationships or conflicts of interest that could interfere with the director's duties to Gallagher or our stockholders. The Committee also evaluates candidates' independence and takes into account applicable requirements under Securities and Exchange Commission (SEC) rules and New York Stock Exchange (NYSE) listing standards.

### Board Diversity

Our Board of Directors reflects diversity of gender, race/ethnicity, nationality, age and professional background. Of our ten directors, two are women and one is racially/ethnically diverse. We are committed to maintaining a diverse and inclusive Board. Our Governance Guidelines provide that, when recruiting director candidates, the Nominating/Governance Committee includes, and requests that any search firm it engages include, qualified women and racially/ethnically diverse persons in the pool from which new director nominees are chosen. The Committee actively seeks Board members from diverse backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity.

### Board Nominees and Vote Required

Upon the recommendation of the Nominating/Governance Committee, the Board has nominated our Chairman and each of the nine individuals listed below to hold office until the next annual meeting and the election and qualification of their successors or, if earlier, until their resignation, death or removal. Each of the nominees currently serves on the Board and has consented to serve for a new term if elected. However, if any nominee should become unable or unwilling to serve, the Board may nominate another person to stand for election or reduce the number of directors.

Each director nominee who receives more "FOR" votes than "AGAINST" votes at the Annual Meeting will be elected. Any incumbent director nominees who receive a greater number of votes "AGAINST" election than votes "FOR" election are required to tender their offer of resignation for consideration by the Nominating/Governance Committee in accordance with our Governance Guidelines.

### Independent Director Qualifications

The table below summarizes the key qualifications and areas of experience that led our Board to conclude that each independent director nominee is qualified to serve on our Board, but is not intended to be an exhaustive list of their qualifications or contributions.

| | CEO Experience | Finance / Capital Markets | Legal / Compliance / Regulatory | Risk Management / Governance | Sales and Marketing | International | Insurance Industry |
|---|---|---|---|---|---|---|---|
| **Sherry S. Barrat** | X | X | | X | X | X | |
| **William L. Bax** | | X | | X | | | |
| **D. John Coldman** | X | | X | | | X | X |
| **Frank E. English, Jr.** | | X | | | | X | |
| **David S. Johnson** | X | | | X | X | X | |
| **Kay W. McCurdy** | | X | X | X | | | |
| **Christopher C. Miskel** | X | | | | X | X | |
| **Ralph J. Nicoletti** | | X | | X | | X | |
| **Norman L. Rosenthal** | | X | | X | | | X |

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR**
THE ELECTION OF EACH OF THE DIRECTOR NOMINEES
LISTED BELOW

## Sherry S. Barrat

**Age:** 70
**Director Since:** 2013

**Independent**

**Committee Memberships:**
Compensation (Chair)
Nominating/Governance

**Public Company Boards:** 2

Ms. Barrat retired in 2012 as Vice Chairman of Northern Trust Corporation, a global financial holding company headquartered in Chicago, Illinois. She assumed the role of Vice Chairman in March 2011. From 2006 to 2011, Ms. Barrat served as Global President of Northern Trust's personal financial services business, which provides asset management, fiduciary, estate and financial planning, and private banking services to individuals and families around the world. During her 22-year career at Northern Trust, Ms. Barrat served in various other leadership roles and as a member of the Northern Trust Management Committee. Since 1998, Ms. Barrat has served as a director of NextEra Energy, Inc., one of the largest publicly traded electric power companies in the United States, where she serves on the compensation and finance/investment committees. Since 2013, Ms. Barrat has also served as an independent trustee or director of certain Prudential Insurance mutual funds, where she serves on the investment review, governance & nominating and compliance committees.

**Skills and Qualifications**

Ms. Barrat's qualifications to serve on our Board and chair our Compensation Committee include her executive management, operational and financial experience, in particular her deep understanding of the financial services industry and her experience leading a global client service and sales organization.

## William L. Bax

**Age:** 76
**Director Since:** 2006

**Independent**

**Committee Memberships:**
Audit (Chair)

**Public Company Boards:** 1

Mr. Bax was Managing Partner of the Chicago office of PricewaterhouseCoopers (PwC), an international accounting, auditing and consulting firm, from 1997 until his retirement in 2003, and was a partner in the firm for 26 years. Mr. Bax previously served as a director of Sears, Roebuck & Co., a publicly traded retail company, from 2003 to 2005; Andrew Corporation, a publicly traded communications products company, from 2006 to 2007; and mutual fund companies Northern Funds/Northern Institutional Funds, from 2006 to 2018.

**Skills and Qualifications**

Mr. Bax's qualifications to serve on our Board and chair our Audit Committee include his 26 years as a partner and six years as head of PwC's Chicago office, his tenure on the boards of two public companies and his experience advising public companies on accounting and disclosure issues.

## D. John Coldman, OBE

**Age:** 72
**Director Since:** 2014

**Independent**

**Committee Memberships:**
Compensation

**Public Company Boards:** 1

Mr. Coldman began his career at WT Greig, a reinsurance broker. In 1988, he became Managing Director and in 1996 was appointed Chairman of The Benfield Group, the world's leading independent reinsurance and risk intermediary, until its acquisition by Aon Corporation in 2008. From 2001 to 2006, Mr. Coldman served as Deputy Chairman and a Member of Council of Lloyd's of London. He is also a past Chairman of Brit PLC, a publicly traded global specialty insurer and reinsurer, from 1996 to 2000, and Omega Insurance Holdings Limited, a publicly traded insurance and reinsurance group, from 2010 to 2012.
Mr. Coldman served as the non-executive Chairman of Roodlane Medical Ltd., a privately held healthcare services provider, from 2007 to 2011. A U.K. citizen, Mr. Coldman was appointed an Officer of the Order of the British Empire (OBE) in the Queen's Birthday Honours List 2017, for "services to business, young people, and charity."

**Skills and Qualifications**

Mr. Coldman's qualifications to serve on our Board include his international insurance industry knowledge, his experience within the Lloyd's and London marketplaces, and his experience with public company matters and mergers and acquisitions.

## Frank E. English, Jr.

**Age:** 74
**Director Since:** 2009

**Independent**

**Committee Memberships:**
Audit

**Public Company Boards:** 3

From 1976 to 2009, Mr. English served in various senior roles at Morgan Stanley, a multinational investment bank and financial services company, finishing his tenure there as Managing Director and Vice Chairman of Investment Banking. Since 2012, Mr. English has served on the board of directors of Cboe Global Markets, a publicly traded holding company for various securities exchanges, including the largest options exchange in the United States, where he serves on the finance and strategy, nominating and governance, and compensation committees. From 2010 to 2019, Mr. English served as either a board member or board adviser of Tower International, Inc., a publicly traded global automotive components manufacturer. From 2011 to 2017, Mr. English also served as a senior advisor to W.W. Grainger, a publicly traded broad-based distributor of industrial maintenance, repair and operations supplies.

**Skills and Qualifications**
Mr. English's qualifications to serve on our Board include his extensive investment banking expertise, particularly in the areas of capital planning, strategy development, financing and liquidity management.

## J. Patrick Gallagher, Jr.

**Age:** 68
**Director Since:** 1986

**Chairman of the Board Since:** 2006

**Public Company Boards:** 1

Mr. Gallagher has spent his entire career with Arthur J. Gallagher & Co. in a variety of management positions, starting as a Production Account Executive in 1974, then serving as Vice President of Operations from 1985 to 1990, as President and Chief Operating Officer from 1990 to 1995, and as President and Chief Executive Officer since 1995. From 2011 to 2019, Mr. Gallagher served on the board of directors of InnerWorkings, Inc., a global, publicly traded provider of managed print, packaging and promotional solutions, where he was appointed to its compensation and nominating/governance committees. He serves on the Board of Trustees of the American Institute for Chartered Property Casualty Underwriters and on the Board of Founding Directors of the International Insurance Foundation.

**Skills and Qualifications**
Mr. Gallagher is the only member of management serving on the Board. His 45 years of experience with our company and 33 years of service on the Board, his deep knowledge of our company and the insurance industry and his extensive leadership experience greatly enhance the Board's decision making and enable Mr. Gallagher to serve as a highly effective Chairman of the Board.

## David S. Johnson

**Age:** 63
**Director Since:** 2003

**Independent Lead Director Since:** 2016

**Committee Memberships:**
Compensation
Nominating/Governance

**Public Company Boards:** 1

Mr. Johnson has served as Chief Executive Officer of North America for Aryzta AG, a publicly traded global food business, since January 2018, where he also serves on the company's group executive committee. From 2009 to 2017, he served as President and Chief Executive Officer of the Americas for Barry Callebaut AG, the world's largest manufacturer of cocoa and chocolate products, where he also served on the global executive committee. Mr. Johnson served as President and Chief Executive Officer, and as a member of the board, of Michael Foods, Inc., a food processor and distributor, from 2008 to 2009, and as Michael Foods' President and Chief Operating Officer from 2007 to 2008. From 1986 to 2006, Mr. Johnson served in a variety of senior management roles at Kraft Foods Global, Inc., a global food and beverage company, most recently as President of Kraft Foods North America, and as a member of Kraft Foods' Management Committee. Prior to that, he held senior positions in marketing, strategy, operations, procurement and general management at Kraft Foods.

**Skills and Qualifications**
Mr. Johnson's qualifications to serve on our Board and as Lead Director include his experience as a senior executive of global businesses and his knowledge of corporate governance and executive compensation best practices.

## Kay W. McCurdy

**Age:** 69
**Director Since:** 2005

**Independent**

**Committee Memberships:**
Compensation
Nominating/Governance (Chair)

**Public Company Boards:** 1

Ms. McCurdy practiced corporate and finance law from 1975 to 2019 at the law firm of Locke Lord LLP, where she was a partner from 1983 to 2012 and Of Counsel from 2012 to 2019. She served on the firm's Executive Committee from 2004 to 2006. During her career as a corporate and finance attorney, Ms. McCurdy represented numerous companies on a wide range of matters, including financing transactions, mergers and acquisitions, securities offerings, executive compensation and corporate governance. Ms. McCurdy served as a director of Trek Bicycle Corporation, a leading bicycle manufacturer, from 1998 to 2007. In recognition of her ongoing commitment to director education and boardroom excellence, the National Association of Corporate Directors (NACD) has named Ms. McCurdy a NACD Governance Fellow every year since 2010. She is also a director of the Chicago chapter of NACD.

### Skills and Qualifications

Ms. McCurdy's qualifications to serve on our Board and chair the Nominating/Governance Committee include her experience advising companies regarding legal, public disclosure, corporate governance, mergers and acquisitions and executive compensation issues.

## Christopher C. Miskel

**Age:** 45
**Director Since:** 2020

**Independent**

**Committee Memberships:**
Audit

**Public Company Boards:** 1

Since 2017, Mr. Miskel has served as President and Chief Executive Officer of Versiti, Inc., one of the largest independent blood products supply companies in the United States. From 2013 to 2017, Mr. Miskel served in senior management roles at Baxter International Inc., a publicly traded healthcare company, Baxalta Incorporated, which spun off from Baxter in July 2015, and Shire plc, which acquired Baxalta in June 2016. During this period, Mr. Miskel served as Vice President, U.S. BioScience National Accounts from 2013 to 2014, as Vice President, Plasma Strategy and New Product Development from 2014 to 2015, and as Head – Global Immunology from 2015 to 2017. Prior to 2013, he served in roles of increasing responsibility at Eli Lilly and Company, a publicly traded healthcare company. His tenure at Lilly included management experience in Australia and New Zealand. Mr. Miskel also currently serves as a member of the Medical College of Wisconsin Board of Trustees, the Board of Directors of the Milwaukee Regional Medical Center, and on the Executive Committee of the Board of Blood Centers of America.

### Skills and Qualifications

Mr. Miskel's qualifications to serve on our Board include his senior executive experience, his involvement in setting strategy for large businesses such as Lilly, Baxter, Baxalta and Shire, his extensive sales and marketing experience, and his knowledge of the healthcare industry and related privacy and cybersecurity issues.

## Ralph J. Nicoletti

**Age:** 62
**Director Since:** 2016

**Independent**

**Committee Memberships:**
Audit

**Public Company Boards:** 1

Mr. Nicoletti has served as Senior Vice President and Chief Financial Officer of The AZEK Company LLC, a building products company, since January 2019. Mr. Nicoletti served as Executive Vice President and Chief Financial Officer of Newell Brands, Inc., a publicly traded consumer goods company, from June 2016 to December 2018, and as Executive Vice President and Chief Financial Officer of Tiffany & Co., a publicly traded jewelry business, from April 2014 to May 2016. Prior to joining Tiffany, Mr. Nicoletti was Executive Vice President and Chief Financial Officer of Cigna Corporation, a publicly traded global health services and insurance company, from 2011 to 2013; and of Alberto Culver, Inc., a publicly traded manufacturer and distributor of beauty products, from 2007 to 2011. Prior to that, Mr. Nicoletti held a number of financial management positions at Kraft Foods, Inc., finishing his tenure there as Senior Vice President of Corporate Audit.

### Skills and Qualifications

Mr. Nicoletti's qualifications to serve on our Board include his experience as a senior executive of global businesses, his deep financial management expertise and his experience managing privacy and cybersecurity issues.

## Norman L. Rosenthal, Ph.D.

**Age:** 68
**Director Since:** 2008

**Independent**

**Committee Memberships:**
Audit

**Public Company Boards:** 1

Since 1996, Dr. Rosenthal has been President of Norman L. Rosenthal & Associates, Inc., a management consulting firm that specializes in the property and casualty insurance industry. He is also an affiliated partner of Lindsay Goldberg LLC, a private equity firm. Dr. Rosenthal served on the board and as a member of the compensation committee of National Interstate Corporation, a publicly traded insurance company specializing in commercial transportation exposures, from June 2015 until it was acquired by another insurance company in November 2016. He currently serves on the board of The Plymouth Rock Company, a privately held group of auto and homeowners' insurance companies, as well as that of its subsidiary, Plymouth Rock Management Company of New Jersey. Prior to 1996, Dr. Rosenthal spent 15 years practicing in the property and casualty insurance industry at Morgan Stanley & Co., finishing his tenure there as Managing Director. Dr. Rosenthal holds a Ph.D. in Business and Applied Economics, with an insurance focus, from the Wharton School of the University of Pennsylvania. Dr. Rosenthal has been named a NACD Leadership Fellow every year since 2017.

### Skills and Qualifications

Dr. Rosenthal's qualifications to serve on our Board include his extensive experience in the insurance and finance industries, his experience as an investment analyst and his knowledge of enterprise risk management practices.

# Board Leadership Structure

Pat Gallagher currently serves as Chairman of the Board and CEO. With the exception of the Chairman, all Board members are independent and actively oversee the activities of the Chairman and other members of the senior management team. We believe that our Board leadership structure allows us to take advantage of Pat Gallagher's extensive experience and knowledge of our business, which enriches the Board's decision making. Pat Gallagher's role as Chairman and CEO also enhances communication and coordination between management and the Board on critical issues.

David Johnson has served as our independent Lead Director since 2016. The duties and responsibilities of the independent Lead Director are set forth below.

| Independent Lead Director Duties & Responsibilities |
| --- |
| Act as a liaison between the Chairman and the independent directors |
| Be available for consultation and communication with stockholders as appropriate |
| Call and preside over executive sessions of the independent directors without the Chairman or other members of management present |
| Consult with the Chairman and approve Board meeting agendas and schedules |
| Consult with the Chairman and approve information provided to the Board |
| Consult with committee chairs with respect to agendas and information needs relating to committee meetings |
| Work closely with and act as an advisor to the Chairman; be available to discuss with other directors concerns about the company or the Board and relay those concerns, where appropriate, to the Chairman or other members of the Board; and be familiar with corporate governance best practices |
| Provide leadership to the Board if circumstances arise in which the role of the Chairman may be, or may be perceived to be, in conflict |
| Perform such other duties and responsibilities as the Board may determine |

The independent directors meet regularly in executive sessions. Executive sessions are held at the beginning and at the end of each regularly scheduled in-person Board meeting. Other executive sessions may be called by the Lead Director at his discretion or at the request of the Board. The committees of the Board also meet regularly in executive sessions. Executive sessions are chaired by our independent Lead Director. The Board believes that its leadership structure as described above provides an effective framework for addressing the risks facing our company.

# Director Independence

The Board has conducted its annual review of the independence of each director nominee under NYSE standards and the independence standards set forth in Appendix A of our Governance Guidelines (available on our website located at www.ajg.com/ir, under the heading "Corporate Governance"). Based upon its review, the Board has concluded in its business judgment that, with the exception of Pat Gallagher, each of the other director nominees (Sherry S. Barrat, William L. Bax, D. John Coldman, Frank E. English, Jr., David S. Johnson, Kay W. McCurdy, Christopher C. Miskel, Ralph J. Nicoletti, and Normal L. Rosenthal) is independent.

# Board Committees

The Board currently has Audit, Compensation and Nominating/Governance Committees, all of the members of which are independent. The tables below set forth the primary responsibilities, members and the number of meetings held in 2019 for each committee.

## Audit Committee

**Met 5 times in 2019**

**Committee Members:**
William L. Bax (Chair)
Frank E. English, Jr.
Christopher C. Miskel*
Ralph J. Nicoletti
Norman L. Rosenthal

*Appointed to the Audit Committee on March 12, 2020.

The Audit Committee's responsibilities include general oversight of the integrity of our financial statements; enterprise risk assessment and management; finance activities; our compliance with legal and regulatory requirements; our independent registered public accounting firm's qualifications and independence; and the performance of our internal audit function and independent registered public accounting firm.

The Audit Committee manages our relationship with our independent registered public accounting firm and is responsible for the appointment, retention, termination and compensation of the independent auditor.

### Independence and Audit Committee Financial Experts

Each member of the Audit Committee meets the additional heightened independence and other requirements of the NYSE listing standards and SEC rules. In addition, the Board has determined that each of Mr. Bax and Mr. Nicoletti qualifies as an "audit committee financial expert" under SEC rules.

## Compensation Committee

**Met 5 times in 2019**

**Committee Members:**
Sherry S. Barrat (Chair)
D. John Coldman
David S. Johnson
Kay W. McCurdy

The Compensation Committee's responsibilities include reviewing and approving compensation arrangements for our executive officers, including our CEO; administering our equity compensation and other benefit plans and reviewing our overall compensation structure to avoid incentives that promote excessive risk-taking by executive officers and other employees. In addition, the Compensation Committee has responsibility to review the company's strategies and policies related to human capital management, including with respect to matters such as diversity and inclusion, workplace environment and culture, and talent development and retention. The Committee receives annual reports on diversity and inclusion from the company's Chief Human Resources Officer.

The Compensation Committee engaged a compensation consultant to assist it in carrying out its duties and responsibilities. The Committee has the sole authority to retain and terminate such compensation consultant and the sole authority to approve such consultant's fees and other retention terms. For more information regarding the role of the Committee's compensation consultant in setting compensation, see page 23.

### Independence

Each member of the Compensation Committee meets the additional heightened independence and other requirements of the NYSE listing standards.

## Nominating/ Governance Committee

**Met 5 times in 2019**

**Committee Members:**
Kay W. McCurdy (Chair)
Sherry S. Barrat
David S. Johnson

The Nominating/Governance Committee's responsibilities include identifying qualified Board and Board committee candidates; recommending changes to the Board's size and composition; reviewing and making recommendations to the Board with respect to outside director compensation; recommending director independence standards and governance guidelines; reviewing and approving related person transactions and reviewing legal and regulatory compliance risks relating to corporate governance.

The Committee also engages in succession planning for the Board and key leadership roles on the Board and its committees, taking into consideration skills and characteristics the Board may find valuable in light of the company's anticipated business needs.

### Independence

Each member of the Nominating/Governance Committee is independent under NYSE standards.

# Board's Role in Risk Oversight

**Overview**. The Board is responsible for oversight and monitoring of our enterprise risk management program. In carrying out this responsibility, the Board has designated the Audit Committee with primary responsibility for overseeing enterprise risk management.[1] The other committees of the Board also oversee the management of risks within their areas of responsibilities. The Board receives periodic reports from each committee and from management on our major risks and steps undertaken to monitor and mitigate such risks.

**Audit Committee**. At each regularly scheduled meeting, the Audit Committee monitors management's risk management function. It does this by discussing, among other things, guidelines and policies regarding risk assessment and risk management, our major risk exposures, including marketplace, regulatory, cybersecurity and other risks, and steps taken by management to monitor and control such exposures. Our Global Chief Compliance Officer attends each Committee meeting and reports on significant risk and compliance issues. In addition, the Committee oversees an internal audit department, the head of which reports directly to the Committee (on matters other than day-to-day operations). The internal audit department is independent from management and the Committee defines its responsibilities. Among other things, the purpose of the department is to bring a systematic and disciplined approach to evaluating and improving the effectiveness of our risk management, control and governance processes. The internal audit department evaluates the effectiveness of our risk management processes, performs consulting and advisory services for us related to risk management, and reports significant risk exposures to the Committee. The Committee periodically reports to the full Board a summary of its activities and any key findings that arise from its risk oversight and monitoring functions.

**Compensation Committee**. The Compensation Committee reviews our overall compensation policies and practices to determine whether our program provides incentives for executive officers and other employees to take excessive risks. Based upon an analysis conducted by management and discussions between management and the Committee, the Committee has determined that our compensation policies and practices do not present risks that are likely to have a material adverse effect on us or our business. In reaching this determination, our Committee and management noted the following: (i) no single business unit bears a disproportionate share of our overall risk profile; (ii) no single business unit is significantly more profitable than the other business units; (iii) our compensation practices are substantially consistent across all business units both in the amount and types of compensation awarded; (iv) substantially all of our revenue-producing employees are sales professionals whose compensation is tied to the amount of revenue received by the company; (v) our annual cash incentive program caps payouts at 200% of target awards; and (vi) our performance share units are capped at 200% of target awards and are based on average performance over a three-year measurement period. A significant portion of our senior executives' compensation is deferred and invested in Gallagher stock through our Deferred Equity Participation Plan and our senior executives own significant amounts of Gallagher stock. In addition, stock options vest on the third,

fourth and fifth anniversaries of the grant date and restricted stock units vest on the fifth anniversary of the grant date. Based on the above, we believe that our compensation practices help ensure that no single year's results and no single corporate action has a disproportionate effect on executive officers' annual compensation, and encourage steady and consistent long-term performance by our executive officers.

**Nominating/Governance Committee**. The Nominating/Governance Committee reviews risks related to our corporate governance structure and processes, including those related to succession planning for the Board and key leadership roles on the Board and its committees. The Committee also reviews related person transactions to evaluate whether our directors and executive officers have conflicts of interest that could interfere with their ability to carry out their duties to the company.

# Other Board Matters

**Attendance**. The Board expects each director to attend and participate in all Board and applicable committee meetings and annual meetings of stockholders. Each director is expected to prepare for meetings in advance and to dedicate the time necessary to discharge properly his or her responsibilities at each meeting and to ensure other commitments do not materially interfere with his or her service on the Board. During 2019, the Board met ten times. All of the nominees attended 75% or more of the aggregate meetings of the Board and the committees on which they served during 2019. In addition, all nine directors then serving on the Board attended the 2019 Annual Meeting.

**Stockholder Communications with the Board**. A stockholder or other party interested in communicating with the Board, any of its committees, the Chairman, the Lead Director, the non-management directors as a group or any director individually may do so by writing to their attention at our principal executive offices, Arthur J. Gallagher & Co., c/o Corporate Secretary, 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. Where appropriate, our Lead Director is available for consultation and communication with stockholders.

**Corporate Governance Materials**. We are committed to sound and effective corporate governance. To that end, the Board has adopted Governance Guidelines that set forth principles to assist it in determining director independence and other important corporate governance matters. The Board has also adopted Global Standards of Business Conduct (the Global Standards) that apply to all directors, executive officers and employees. The Global Standards, along with our Governance Guidelines and the charters of the Audit, Compensation and Nominating/Governance Committees, are available at www.ajg.com/ir, under the heading "Corporate Governance." We will provide a copy of the Global Standards or Governance Guidelines without charge to any person who requests a copy by writing to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. We intend to satisfy the disclosure requirements of Item 5.05 of Form 8-K regarding any amendment to, or waiver from, the Global Standards with respect to any of our directors or executive officers by posting such information on our website.

---

[1]    In evaluating its oversight of risk management, the Board has tentatively determined that it will form a Risk and Compliance Committee during 2020. It is currently contemplated that the Risk and Compliance Committee will be formed and begin holding meetings in July 2020. The Committee Charter and other details regarding the Risk and Compliance Committee will be available at www.ajg.com/ir, under the heading "Corporate Governance."

# Director Compensation

The Board sets the amount and form of director compensation based upon recommendations made by the Nominating/Governance Committee. In 2019, the Nominating/Governance Committee engaged Pearl Meyer to assess the competitiveness of our director pay program against the same peer group that is used to assess the competitiveness of our executive compensation program and an industry survey. Pearl Meyer found that pay levels for our Board were at the median of the identified benchmarks.

Pat Gallagher receives no additional compensation for his service as a director. A substantial portion of each non-employee director's total annual compensation consists of equity grants, in the form of restricted stock units. In 2019, the annual cash retainer was increased from $100,000 to $105,000 and the target value of the annual equity grant was increased from $145,000 to $150,000.

On May 14, 2019, each non-employee director was granted 1,850 restricted stock units that vest on the first anniversary of the date of grant (or immediately upon a director's departure from the Board). Committee Chairs receive additional annual fees as follows: $25,000 for the Audit Committee, $20,000 for the Compensation Committee and $15,000 for the Nominating/Governance Committee. The Lead Director receives an additional annual fee of $30,000. Directors are reimbursed for travel and accommodation expenses incurred in connection with attending Board and committee meetings.

Under our stock ownership guidelines, directors with at least five years of service are expected to own an amount of our common stock with a value equal to five times the cash portion of the annual director retainer. All of our directors meet these guidelines.

Directors may elect to defer all or a portion of their annual cash retainer or restricted stock units under our Deferral Plan for Nonemployee Directors. Deferred cash retainers and restricted stock units are converted to notional stock units, which are credited with dividend equivalents when dividends are paid on our common stock. Deferred restricted stock units are distributed in the form of common stock, and deferred cash retainers and accrued dividend equivalents are distributed in cash, at a date specified by each director or upon such director's departure from the Board.

| Name | Fees Earned or Paid in Cash ($) | Stock Awards ($)[2] | Total ($) |
|------|---------------------------------|---------------------|-----------|
| Sherry S. Barrat | 123,750 | 152,588 | 276,338 |
| William L. Bax | 128,750 | 152,588 | 281,338 |
| D. John Coldman | 103,750 | 152,588 | 256,338 |
| Frank E. English, Jr. | 103,750 | 152,588 | 256,338 |
| Elbert O. Hand[1] | 25,000 | — | 25,000 |
| David S. Johnson | 133,750 | 152,588 | 286,338 |
| Kay W. McCurdy | 118,750 | 152,588 | 271,338 |
| Ralph J. Nicoletti | 103,750 | 152,588 | 256,338 |
| Norman L. Rosenthal | 103,750 | 152,588 | 256,338 |

(1) Mr. Hand did not stand for re-election at our 2019 Annual Meeting.

(2) This column represents the full grant date fair value of restricted stock units granted in 2019 in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*, except that in accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to awards of restricted stock units, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2019. Each director had 1,850 unvested restricted stock units outstanding as of December 31, 2019.

# Certain Relationships and Related Person Transactions

## How We Review and Approve Related Person Transactions

We review all relationships and transactions exceeding $120,000 in which the company participates and in which any related person (our directors and executive officers or their immediate family members and any persons owning 5% or more of our common stock) had or will have a direct or indirect material interest. The company's legal staff is primarily responsible for reviewing such relationships and transactions based on the facts and circumstances, and for developing and implementing processes and controls for obtaining and evaluating information about related person transactions. As required by SEC rules, we disclose in this Proxy Statement all such transactions that are determined to be directly or indirectly material to a related person. In addition, the Nominating/Governance Committee reviews and approves, ratifies or disapproves any such related person transaction. In the course of reviewing and determining whether or not to approve or ratify a disclosable related person transaction, the Committee considers the following factors:

• Nature of the related person's interest in the transaction

• Material transaction terms, including the amount involved

• Whether the transaction is on terms no less favorable than could have been reached with an unrelated third party

• For employment arrangements, whether compensation is commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions

• Importance and potential benefits of the transaction to the related person and to the company

• Whether the transaction would impair a director or executive officer's judgment to act in the company's best interest

• Whether the transaction was undertaken in the ordinary course of business

• Any other matters the Committee deems appropriate, including the conflicts of interest and corporate opportunity provisions of our Global Standards of Business Conduct.

## Related Person Transactions for 2019

In 2019, the following relatives of Pat Gallagher were employed with us: (i) his sister is head of a specialty sales unit within our brokerage segment, and received compensation of $913,542; (ii) his brother-in-law is vice president of practice group strategy within our brokerage segment, and received compensation of $175,000 plus a one-time cash payment of $1,150,000 in lieu of all future equity and bonus payments; (iii) one of his sons leads our Latin American and Canadian brokerage operations, and received compensation of $1,323,897; (iv) another son is a branch manager within our brokerage segment, and received compensation of $857,665; and (v) a third son is a leader within our brokerage segment in Australia, and received compensation of $363,927. In addition, the partner of Joel Cavaness, one of our executive officers, is a client service leader within our brokerage segment and she received compensation of $422,493. The compensation (salary, bonus, and the grant value of equity and cash awards) of each related person described above was commensurate with that of other employees with equivalent qualifications and responsibilities and holding similar positions.

Tom Gallagher, one of our named executive officers, is a brother of our CEO. His compensation is disclosed in the *2019 Summary Compensation Table* below.

# Security Ownership by Certain Beneficial Owners and Management

The table below presents information concerning beneficial ownership of our common stock by: (i) each person we know to be the beneficial owner of more than 5% of our outstanding shares of common stock (as of December 31, 2019); (ii) each of our named executive officers, directors and director nominees (as of March 20, 2020); and (iii) all of our executive officers and directors as a group (as of March 20, 2020). The percentage calculations in this table are based on a total of 189,607,499 shares of our common stock outstanding as of the close of business on March 20, 2020. Unless otherwise indicated below, to our knowledge, the individuals and entities named in the table have sole voting and sole investment power with respect to all shares beneficially owned by them, subject to community property laws where applicable. In addition, unless otherwise indicated, the address for all persons named below is c/o Arthur J. Gallagher & Co., 2850 Golf Road, Rolling Meadows, Illinois 60008-4050.

| Name | Shares of Common Stock[1] | Common Stock Issuable Within 60 Days of March 20, 2020 | | Total Beneficial Ownership | Percent of Common Stock Outstanding |
| --- | --- | --- | --- | --- | --- |
| | | Stock Options | Restricted Stock Units [2] | | |
| **5% Stockholders** | | | | | |
| The Vanguard Group [3] 100 Vanguard Blvd. Malvern, PA 19355 | 21,387,625 | N/A | N/A | 21,387,625 | 11.5% |
| BlackRock, Inc. [4] 55 East 52nd Street New York, NY 10055 | 20,241,439 | N/A | N/A | 20,241,439 | 10.8% |
| **Named executive officers, directors and nominees** | | | | | |
| Pat Gallagher | 911,108[5] | 183,068 | — | 1,094,176 | * |
| Doug Howell | 232,639[6] | 124,702 | — | 357,341 | * |
| Tom Gallagher | 440,841[7] | 90,535 | — | 531,376 | * |
| Scott Hudson | 36,277[8] | 111,568 | — | 147,845 | * |
| Walt Bay | 20,422 | 31,668 | — | 52,090 | * |
| Sherry S. Barrat | 17,258 | — | 1,850 | 19,108 | * |
| William L. Bax | 40,570 | — | 1,850 | 42,420 | * |
| D. John Coldman | 7,997 | — | 1,850 | 9,847 | * |
| Frank E. English, Jr. | 7,150 | — | 1,850 | 9,000 | * |
| David S. Johnson | 48,328 | — | 1,850 | 50,178 | * |
| Kay W. McCurdy | 30,232 | — | 1,850 | 32,082 | * |
| Christopher C. Miskel | — | — | — | — | * |
| Ralph J. Nicoletti | 8,317 | — | 1,850 | 10,167 | * |
| Norman L. Rosenthal | 32,125[9] | — | 1,850 | 33,975 | * |
| **All directors and executive officers as a group (18 people)** | **1,977,355** | **655,178** | **14,800** | **2,647,333** | **1.4%** |

\*   Less than 1%

(1) Includes "notional stock units" held under our Supplemental Plan (see page 27) for executive officers. Under this plan, some of our executive officers have deferred equity awards upon vesting or elected to invest other deferred amounts into a Gallagher common stock fund. These deferred notional stock units are included because the plan permits participants to elect to move in and out of the Gallagher common stock fund and, as a result, participants have investment power with respect to the underlying shares.

(2) All non-employee director unvested restricted stock units vest immediately upon a director's departure from the Board, and are included because a director could depart the Board at his or her discretion and acquire rights to the underlying stock within 60 days.

(3) Share total obtained from a Schedule 13G/A filed on February 12, 2020 by The Vanguard Group. Vanguard disclosed that it had sole voting power with respect to 281,528 of these shares, shared voting power with respect to 61,326 shares, sole investment power with respect to 21,064,700 shares, and shared investment power with respect to 322,925 shares.

(4) Share total obtained from a Schedule 13G/A filed on February 4, 2020 by BlackRock, Inc. BlackRock disclosed that it had sole voting power with respect to 18,151,065 of these shares and sole investment power with respect to the full number of shares disclosed.

(5) Includes 52,548 notional stock units (see footnote (1) above); 219,897 shares held in trust for the benefit of his children by his wife, Anne M. Gallagher, and another, as trustees, and over which he has shared voting and shared investment power; 246,538 shares held in a revocable trust of which his wife is the sole trustee and over which he has no voting or investment power and therefore disclaims beneficial ownership; 205,965 shares held by Elm Court LLC, a limited liability company of which the voting LLC membership interests are owned by Pat Gallagher and the non-voting LLC membership interests are owned by a grantor retained annuity trust of which Pat Gallagher is the trustee; and 66,703 shares held in an irrevocable trust of which he is the sole trustee.

(6) Includes 181,868 notional stock units (see footnote (1) above) and 2,895 shares held by his wife, over which he has no voting or investment power and therefore disclaims beneficial ownership.

(7) Includes 6,729 notional stock units (see footnote (1) above); 96,007 shares held in a grantor retained annuity trust of which he is the sole beneficiary; 55,280 shares held in trusts for the benefit of his children, of which his wife is the sole trustee, and over which he has no voting or investment power and disclaims beneficial ownership; 31,671 shares held by his wife, over which he has no voting or investment power; and 66,709 shares held in an irrevocable trust of which he is the sole trustee.

(8) Includes 1,090 notional stock units (see footnote (1) above).

(9) Includes 2,500 shares held in a joint brokerage account with Caryl G. Rosenthal and 2,000 shares held in a joint brokerage account with Marisa F. Rosenthal. These are both margin securities accounts with no loans outstanding. Dr. Rosenthal has shared voting and investment power with respect to these shares.

# Equity Compensation Plan Information

The following table provides information as of December 31, 2019, regarding the number of shares of our common stock that may be issued under our equity compensation plans.

| Plan Category | (a)<br>Number of securities to be issued upon exercise of outstanding options, warrants and rights | (b)<br>Weighted-average exercise price of outstanding options, warrants and rights | (c)<br>Number of securities remaining available for future issuance under equity compensation plans (excluding securities reflected in column (a)) |
|---|---|---|---|
| Equity compensation plans approved by security holders | 10,125,238[1] | 56.40[2] | 19,642,213[3] |
| Equity compensation plans not approved by security holders | 8,000[4] | — | — |
| **Total** | 10,133,238 | 56.40[2] | 19,642,213 |

(1) This amount includes the following:

  • 7,945,836 shares that may be issued in connection with outstanding stock options;

  • 238,075 shares that may be issued in connection with earned performance share units, and unearned performance share units valued at target levels; and

  • 1,941,327 unvested restricted stock units.

(2) Indicates the weighted average exercise price of the outstanding stock options included in column (a).

(3) This amount includes the following:

  • 13,235,416 shares available under the 2017 Long-Term Incentive Plan; and

  • 6,406,797 shares available under our Employee Stock Purchase Plan.

(4) This amount represents deferred restricted stock units under the Restricted Stock Plan, an equity compensation plan not approved by stockholders under which we have outstanding awards. All of our directors, officers and employees were eligible to receive awards under the plan, which provided for the grant of contingent rights to receive shares of our common stock. Awards under the plan were granted at the discretion of the Compensation Committee. Each award granted under the plan represents the right of the holder of the award to receive shares of our common stock, cash or a combination of shares and cash, subject to the holder's continued employment with us for a period of time after the grant date of the award. The Compensation Committee determined each recipient of an award under the plan, the number of shares of common stock subject to such an award and the period of continued employment required for the vesting of such award. The last year we made awards under this plan was 2009.

# Audit Matters

## Item 2 – Ratification of Appointment of Independent Auditor

The Audit Committee has considered the qualifications of Ernst & Young LLP and has appointed Ernst & Young LLP as our independent registered public accounting firm for the fiscal year ending December 31, 2020. As a matter of good governance, the Board is submitting the appointment of Ernst & Young LLP to our stockholders for ratification. If the appointment of Ernst & Young LLP is not ratified, the Audit Committee will consider the outcome of this vote in its future deliberations regarding the selection of our independent registered public accounting firm.

### Principal Accountant Fees and Services

The following is a summary of Ernst & Young LLP's fees for professional services rendered to us for the fiscal years ended December 31, 2019 and 2018:

| | 2019 | 2018 |
|---|---|---|
| **Audit Fees**[(1)] | $4,590,000 | $ 4,653,000 |
| **Audit-Related Fees**[(2)] | 1,251,000 | 853,000 |
| **Tax Compliance Fees**[(3)] | 873,000 | 938,000 |
| **Tax Advisory Fees**[(4)] | 1,810,000 | 3,554,000 |
| **All Other Fees**[(5)] | 24,000 | 34,000 |
| **Totals** | $8,548,000 | $10,032,000 |

(1) Audit fees include fees associated with the annual audit of our company and our subsidiaries and the effectiveness of internal control over financial reporting, the review of our Quarterly Reports on Form 10-Q and Annual Report on Form 10-K, and statutory audits required internationally.

(2) Audit-related fees principally include due diligence in connection with acquisitions, issuance of service auditor reports (SOC 1 and SOC 2) related to operations at one of our subsidiaries and advisory work related to our compliance with foreign statutory requirements.

(3) Tax compliance fees include fees associated with the preparation of our annual Federal and state tax returns.

(4) Tax advisory fees include tax advice and tax planning related to Federal, state and international tax matters.

(5) All other fees principally include fees for access to an online accounting and tax information database.

Audit fees were higher in 2019 due in part to increase in audit fees and scope of services. Tax advisory fees were lower in 2019 due to a reduction in scope of services.

### Audit Committee Pre-Approval Policies and Procedures

All audit services, audit-related services, tax services and other services for fiscal years 2019 and 2018 were pre-approved by the Audit Committee. It is the policy of the Audit Committee to pre-approve the engagement of Ernst & Young LLP before we engage such firm to render audit or other permitted non-audit services. The Audit Committee has adopted procedures for pre-approving all audit and permitted non-audit services provided by Ernst & Young LLP. The Audit Committee annually pre-approves a list of specific services and categories of services, subject to a specified cost level. Part of this approval process includes making a determination as to whether permitted non-audit services are consistent with the SEC's rules on auditor independence. The Audit Committee has delegated pre-approval authority to the Chairman of the Audit Committee for the types of services that Ernst & Young LLP has historically been retained to perform related to integrated audit and other recurring services, subject to reporting any such approvals at the next Audit Committee meeting.

A representative of Ernst & Young LLP is expected to be present at the Annual Meeting to respond to appropriate questions and to make a statement if the representative so desires.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** RATIFICATION OF THE APPOINTMENT OF ERNST & YOUNG LLP AS OUR INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM FOR THE YEAR ENDING DECEMBER 31, 2020

# Audit Committee Report

The Audit Committee represents and assists the Board in fulfilling its responsibilities for general oversight of the integrity of the company's financial statements, risk assessment and risk management, and compliance with legal and regulatory requirements. The Audit Committee manages the company's relationship with and is responsible for the appointment, retention, termination and compensation of Ernst & Young LLP. Ernst & Young LLP has served as the company's auditor since 1973. The Audit Committee reviews Ernst & Young LLP's independence, capabilities, expertise, performance and fees in deciding whether to retain its services.

The company's management is responsible for the preparation, presentation and integrity of its consolidated financial statements, accounting and financial reporting principles, and internal controls designed to assure compliance with accounting standards and applicable laws and regulations. Ernst & Young LLP is responsible for auditing the company's consolidated financial statements and expressing an opinion as to their conformity with U.S. generally accepted accounting principles and for auditing the effectiveness of the company's internal controls over financial reporting. The Audit Committee monitors the financial reporting process and reports its findings to the Board.

The Audit Committee carried out its duties and responsibilities, including the following specific actions:

- Reviewed and discussed with management and Ernst & Young LLP the company's audited consolidated financial statements as of and for the fiscal year ended December 31, 2019 and its internal control over financial reporting as of December 31, 2019;

- Reviewed and discussed with Ernst & Young LLP all matters required to be discussed by applicable standards of the Public Company Accounting Oversight Board (PCAOB) and the SEC; and

- Obtained the written disclosures and letter from Ernst & Young LLP regarding its communications with the Audit Committee concerning Ernst & Young LLP's independence as required by the PCAOB, including the requirements under PCAOB Rule 3526, and has discussed with Ernst & Young LLP its independence.

Based on these reviews and discussions with management and Ernst & Young LLP, the Audit Committee recommended to the Board that the company's audited consolidated financial statements be included in its Annual Report on Form 10-K for the fiscal year ended December 31, 2019, for filing with the SEC. The Audit Committee believes that the retention of Ernst & Young LLP to serve as the company's independent registered public accounting firm is in the best interests of the company.

## AUDIT COMMITTEE

William L. Bax (*Chair*)
Frank E. English, Jr.
Ralph J. Nicoletti
Norman L. Rosenthal

# Compensation Discussion and Analysis

This Compensation Discussion and Analysis discusses the compensation of the following named executive officers:

- **Pat Gallagher**       Chairman, President and Chief Executive Officer

- **Doug Howell**       Chief Financial Officer

- **Tom Gallagher**       President – Global P/C Brokerage

- **Scott Hudson**       President – Risk Management

- **Walt Bay**       General Counsel and Secretary

**Non-GAAP financial measures**. See Annex A for additional information regarding the non-GAAP financial measures referred to in this Proxy Statement (adjusted revenue, adjusted EBITDAC, and adjusted EBITDAC per share, as defined for our annual cash incentive and performance share unit programs, and adjusted EBITDAC margin and organic revenue growth), including required reconciliations to the most directly comparable GAAP financial measures.

## Overview of Our Executive Compensation Program

The Compensation Committee believes that our executive compensation program is reasonable and balanced and promotes the long-term interests of the company and its stockholders. We reward performance by emphasizing a balance of short- and long-term compensation vehicles. The key principles and features of the program are set forth below.

| Principle | Program Features |
|---|---|
| **Pay for Performance** | • Our program emphasizes at-risk incentive award opportunities tied to key financial measures.<br><br>• Maximum award opportunities under our annual cash incentive program are determined based on achievement of adjusted revenue and adjusted EBITDAC growth goals set by the Committee. Final award determinations reflect the Committee's consideration of additional factors including organic revenue growth, adjusted EBITDAC margin, divisional performance and individual achievement.<br><br>• Performance share units, representing 75% of our CEO's and a significant portion of other executive officers' long-term incentive compensation, are tied to three-year growth in adjusted EBITDAC per share. |
| **Stockholder Alignment** | • Performance share units, stock options, restricted stock units and Deferred Equity Participation Plan (DEPP) awards encourage executive officers to pursue the growth of our business in a way that benefits stockholders over the long term.<br><br>• Collectively, our executive officers own significant amounts of Gallagher stock and are subject to rigorous stock ownership guidelines (six times salary for CEO, four times for CFO and three times for other executive officers). All of our executive officers meet these guidelines. |
| **Attract and Retain World-Class Talent** | • Compensation elements and award opportunities enable us to compete effectively for executive talent.<br><br>• The Compensation Committee engages a compensation consultant to conduct a market assessment to ensure that our program is highly competitive.<br><br>• High performers are awarded above-target pay when company performance goals are exceeded.<br><br>• DEPP awards encourage retention over the long term by requiring executives to remain employed with us through at least age 62 in order to vest in their awards. |
| **Committee Discretion** | • While annual incentive awards are determined primarily based on achievement of company performance objectives, the Committee exercises discretion when necessary to adjust awards based on factors such as individual or division performance, changes in accounting standards, economic or business conditions, adherence to our cultural values or similar matters. |

## Key Pay and Governance Practices

The Compensation Committee continually evaluates emerging best practices related to executive compensation and governance and considers modifications to our executive compensation program that support our strategic objectives, provide an appropriate balance of risk and reward for our named executive officers, and align their compensation with the long-term interests of the company. The following charts summarize certain of our key pay and governance practices.

| What We Do | What We Don't Do |
|---|---|
| ✓ Double-trigger change-in-control agreements | ✗ No single-trigger change-in-control payments in our 2017 Long-Term Incentive Plan or our change in control agreements |
| ✓ Our 2017 Long-Term Incentive Plan requires the Board to approve any accelerated payouts on a change in control (i.e., not single-trigger) | ✗ No guaranteed incentive awards for senior executives |
| ✓ Performance share units (PSUs) with three-year performance period | ✗ No employment agreement with any of our named executive officers |
| ✓ Minimum vesting requirements for equity awards under our plans. In practice, PSUs cliff vest in three years, stock options vest ratably over years three through five, and RSUs cliff vest in five years | ✗ No pledging of common stock by executive officers and directors without prior approval |
| ✓ Stock ownership guidelines for executive officers and directors | ✗ No hedging of common stock by directors, executive officers or employees |
| ✓ Clawback policy for equity and cash incentive awards | ✗ No excessive perquisites or related tax gross-ups |
| ✓ Our by-laws provide for proxy access (3% ownership / 3 years / group of up to 20 / greater of 20% of Board seats or 2 directors) | ✗ No new excise tax gross-ups upon change in control |
| | ✗ No stock option repricing, stock option cash buy-outs, or liberal share recycling in equity plans |

## Stockholder Views

When making determinations regarding corporate governance and executive compensation, our Board of Directors pays close attention to the views of our stockholders, including the 92.9% approval rate received for our "say on pay" proposal in 2019. In light of this strong level of support, the Compensation Committee did not make any changes to our executive compensation program as a result of the 2019 "say on pay" proposal.

In addition, during the year, members of our management team engaged with certain of our large stockholders to discuss corporate governance and executive compensation matters and communicated stockholder views to our Board of Directors. Based in part on feedback from our stockholders, in January 2020, the Board adopted a "proxy access" by-law amendment and approved changes to its Governance Guidelines formalizing a diversity search policy for Board nominees.

## 2019 Compensation

### Components of Compensation for Named Executive Officers

| Compensation Element | Objective | Key Features |
|---|---|---|
| **Base Salary** | Recognize the experience and expertise of our named executive officers and compensate them for fulfilling the duties and responsibilities of their positions | Base salaries reflect internal pay equity considerations and may be increased from time to time based on job performance, promotion into a new role, expansion of duties, or market conditions |
| **Annual Cash Incentives** | Reward strong operational and financial performance that further short-term strategic objectives | Maximum annual cash incentive opportunities are tied to significant growth in adjusted revenue and adjusted EBITDAC. Final awards are subject to the Committee's discretion and are determined by the Committee based on various factors, including the company's organic revenue growth, divisional financial performance and individual achievement<br><br>See page 19 for more information |
| **Long-Term Incentives**<br><br>Performance share units (PSUs), stock options and restricted stock units | Tie a significant portion of compensation to our long-term performance, promote retention of named executive officers and align the financial interests of named executive officers with those of stockholders | PSUs, stock options and restricted stock units each tie named executive officers' long-term wealth to the performance of our stock while multi-year vesting requirements reinforce sustainable value creation and promote retention of key executives<br><br>Long-term incentive opportunities are greater for named executive officers with a greater direct impact on long-term company performance<br><br>See pages 19 to 22 for more information |
| **Deferred Equity Participation Plan (DEPP)** | Promote retention of named executive officers and align their financial interests with those of stockholders | Vesting of awards is delayed until named executive officers reach age 62, and for one-year increments after such age<br><br>Each named executive officer has made irrevocable elections to invest their awards in a fund representing our common stock<br><br>See page 27 for more information |

## Annual Cash Incentives

In 2019, the Compensation Committee approved maximum award opportunities under our annual cash incentive program, to be determined as follows: (i) target award opportunities of 150% of base salary for our CEO and 100% of base salary for our other named executive officers, multiplied by (ii) a percentage determined by the combination of adjusted revenue growth and adjusted EBITDAC growth set forth in the table below. While there is no specified performance threshold under this program, the Compensation Committee retains discretion to reduce awards for performance that does not meet its objectives.

| | | Adjusted Revenue Growth* | | | | |
|---|---|---|---|---|---|---|
| | | 0% to 2.49% | 2.5% to 4.99% | 5% to 7.49% | 7.5% to 9.99% | > 10% |
| **Adjusted EBITDAC Growth*** | 0% to 4.99% | 100% | 100% | 100% | 100% | 100% |
| | 5% to 9.99% | 100% | 100% | 125% | 125% | 150% |
| | 10% to 13.99% | 100% | 125% | 150% | 150% | 175% |
| | 14% to 19.99% | 100% | 125% | 150% | 175% | **200%** |
| | >20% | 100% | 150% | 175% | 200% | 200% |

\* We define "**adjusted revenue**" the same here as we do in our other filings (i.e., revenue for the brokerage segment and revenue before reimbursements for the risk management segment excluding gains on sales of books of business and adjusted to remove the effect of foreign currency translation). However, we define "**adjusted EBITDAC**" for our annual cash incentives and performance share units as follows: EBITDAC for the brokerage and risk management segments excluding (i) gains on sales of books of business, (ii) lease abandonment and workforce termination charges, and (iii) the effect of foreign currency translation. Unlike adjusted EBITDAC as presented in our most recent earnings release, in this context the measure does *not* exclude acquisition integration costs and other acquisition-related adjustments.

For the annual cash incentive program, the Compensation Committee uses adjusted revenue growth and adjusted EBITDAC growth as defined because it believes these measures:

• incentivize our executives to make business decisions that align with the long-term interests of our stockholders,

• hold our executives accountable for acquisition-related expenses associated with our merger and acquisition activity, and

• provide strong line of sight between operating decisions and the annual cash incentives earned by our executives.

In 2019, we achieved adjusted revenue growth of 13.9% and adjusted EBITDAC growth of 15.9%. Based on this performance, as highlighted in the table above, each named executive officer qualified for a maximum award opportunity of 200% of his target award. Final awards for each named executive officer, discussed under *2019 Compensation Actions*, were determined in the discretion of the Committee taking into account achievements of the company, the applicable division and each individual, among other factors.

## Long-Term Incentives

In 2019, the Compensation Committee determined a target long-term incentive award value (as a percentage of base salary) for each named executive officer. The Committee based this target value upon a number of factors including retention considerations, internal pay equity, our historical practices and external market data (see discussion of pay comparison groups on page 24). For our CEO and named executive officers who lead an operating division (Tom Gallagher and Scott Hudson), the target award value was allocated between PSUs and stock options. For Doug Howell and Walt Bay, who lead our financial and legal operations, respectively, the Committee allocated the target award value among PSUs, stock options and restricted stock units. PSUs make up the largest portion of each named executive officer's award due to the Committee's commitment to drive business performance and align executive interests with stockholder interests.

For the PSUs, the Compensation Committee uses adjusted EBITDAC per share growth as defined because it believes this measure:

• incentivizes our executives to make business decisions that align with the long-term interests of our stockholders,

• holds our executives accountable for acquisition-related expenses associated with our merger and acquisition activity,

• provides strong line of sight between operating decisions and the annual cash incentives earned by our executives, and

• by calculating it on a per-share basis, ensures that we maintain an optimal capital structure and act as effective stewards of our stockholders' investment.

Set forth below is the target award value and allocation between award types for each named executive officer.

| Named Executive Officer | Target Percent of Salary | Target Grant Amount | Performance Share Units | Stock Options | Restricted Stock Units |
|---|---|---|---|---|---|
| Pat Gallagher | 225% | $2,812,500 | 75% | 25% | — |
| Doug Howell | 125% | $1,125,000 | 60% | 20% | 20% |
| Tom Gallagher | 125% | $1,125,000 | 60% | 40% | — |
| Scott Hudson | 125% | $ 875,000 | 60% | 40% | — |
| Walt Bay | 125% | $ 843,750 | 40% | 30% | 30% |

*Performance Share Units (PSUs)*. PSUs are granted on a provisional basis and are earned based on our average annual growth in "adjusted EBITDAC" per share (see the definition of "adjusted EBITDAC" under *Annual Cash Incentives*) over a three-year period. None of the award is earned with lower than 4% growth; 4-9% growth results in a number of earned PSUs interpolated on a straight-line basis between 50% and 100%; 9-14% growth results in a number of earned PSUs interpolated on a straight-line basis between 100% and 200%; and growth above 14% results in named executive officers earning 200% of their original award amounts. Earned PSUs vest on the third anniversary of the grant date and settle in shares. For 2019, our one-year growth in adjusted EBITDAC per share was 15.9%. PSUs granted in 2019 and earned on the basis of average 2019-2021 performance will vest on March 14, 2022 and PSUs granted in 2018 and earned on the basis of average 2018-2020 performance will vest on March 15, 2021. Based on 2017-2019 average annual growth in adjusted EBITDAC per share of 12.6%, named executive officers earned 172% of PSUs granted in 2017. 100% of PSUs provisionally awarded in 2016 (the year before we implemented a three-year performance period) were earned based on our 2016 performance and those PSUs vested and settled on March 17, 2019. See *2019 Option Exercises and Stock Vested* for more information.

*Stock Options and Restricted Stock Units*. Stock options vest one-third on each of the third, fourth and fifth anniversaries of the grant date and restricted stock units cliff vest on the fifth anniversary of the grant date. See *Outstanding Equity Awards at 2019 Year-End* and *2019 Option Exercises and Stock Vested* for information regarding vesting and exercise activity in 2019 for these awards.

## 2019 Compensation Actions

### Pat Gallagher – Chairman and CEO

| Performance | Compensation |
| --- | --- |

The Compensation Committee believes that Pat Gallagher performed extremely well in 2019, leading the company to 13.9% adjusted revenue growth, 15.9% adjusted EBITDAC growth and 14.0% adjusted EBITDAC per share growth in our combined brokerage and risk management segments (for definitions of these measures see *Annual Cash Incentives* above). Gallagher's total return to stockholders in 2019 was 31.8%. This performance compares favorably to the S&P 500 and S&P P&C Insurance indices, which had total shareholder returns of 31.5% and 25.9%, respectively.

In addition, the Committee recognized the following aspects of Mr. Gallagher's performance:

**Organic growth.** The company achieved 5.6% organic revenue growth during the year, 5.8% in the brokerage segment and 4.4% in the risk management segment.

**Mergers and acquisitions.** The company completed 49 acquisitions representing $468 million in acquired annualized revenue.

**Quality and productivity.** The company increased its adjusted EBITDAC margin 76 basis points to 26.9%.

**Capital management.** The company returned $323.9 million to stockholders as dividends, maintained significant liquidity and remained well within its debt covenants.

**Culture.** Mr. Gallagher was effective in promoting our culture to colleagues around the world. For the ninth consecutive year, the company was proud to be recognized by Ethisphere as a World's Most Ethical Company.

Based on Pat Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2019:

**Base salary** – remained the same, at $1,250,000.

**Annual cash incentive** – $3,750,000, 200% of his target award.

**2019 target PSU award** – 26,425 PSUs with a grant date value of $2,103,166.

**Stock option award** – 44,050 stock options with an exercise price of $79.59 and a grant date value of $471,776.

**DEPP award** – $1,000,000.

Over the past three years, our total return to stockholders (including dividends) was 96.4%, while Pat Gallagher's compensation increased by 56.1%. However, as discussed under *Comparative Market Assessment*, at target levels, Pat Gallagher's total compensation for 2019 remained below the median for similarly situated CEOs in our peer group. In light of his pay position versus market and his and the company's strong performance over recent years, the Compensation Committee approved certain changes to his 2020 compensation opportunities. His target annual cash incentive award was increased from 150% to 200% of base salary and his target long-term incentive award from 225% to 315% of base salary.

The Compensation Committee believes that, with these changes, Mr. Gallagher's compensation is appropriately aligned with the long-term interests of the company and its stockholders.

### Doug Howell – Chief Financial Officer

| Performance | Compensation |
| --- | --- |

The Committee evaluated Doug Howell's performance in light of the company's overall performance as described above for Pat Gallagher. In addition, the Committee considered the following items:

- his contributions as a member of the senior management team to the company's strong overall financial performance;
- his leadership of expense saving initiatives critical to increasing our adjusted EBITDAC margin;
- $825 million of debt placements;
- successful execution and financing of our acquisition program using primarily cash and debt; and
- $88.5 million of net earnings from our clean energy investments.

Based on Doug Howell's and the company's performance, the Compensation Committee made the following compensation decisions for 2019:

**Base salary** – remained the same, at $900,000.

**Annual cash incentive** – $1,800,000, 200% of his target award.

**2019 target PSU award** – 8,450 PSUs with a grant date value of $672,536.

**Stock option award** – 14,100 stock options with an exercise price of $79.59 and a grant date value of $151,011.

**Restricted stock unit award** – 2,825 restricted stock units with a grant date value of $224,842.

**DEPP award** – $500,000.

## Tom Gallagher – President, Global P/C Brokerage

| Performance | Compensation |
|---|---|
| In evaluating Tom Gallagher's performance in 2019, the Committee considered the following items:<br><br>• his contributions as a member of the senior management team to the company's strong overall financial performance;<br><br>• the strong financial performance of our global P/C brokerage business, including 16.8% adjusted revenue growth, 21.5% adjusted EBITDAC growth and 7.0% organic revenue growth;<br><br>• completion by our global P/C brokerage business of 28 acquisitions representing $327 million in acquired annualized revenue; and<br><br>• a successful transition of leadership of our U.K. brokerage operation from Grahame Chilton to Simon Matson. | Based on Tom Gallagher's and the company's performance, the Compensation Committee made the following compensation decisions for 2019:<br><br>**Base salary** – remained the same, at $900,000.<br><br>**Annual cash incentive** – $1,800,000, 200% of his target award.<br><br>**2019 target PSU award** – 8,450 PSUs with a grant date value of $672,536.<br><br>**Stock option award** – 28,200 stock options with an exercise price of $79.59 and a grant date value of $302,022.<br><br>**DEPP award** – $450,000. |

## Scott Hudson – President, Risk Management

| Performance | Compensation |
|---|---|
| In evaluating Scott Hudson's performance in 2019, the Committee considered the following items:<br><br>• his contributions as a member of the senior management team to the company's strong overall financial performance;<br><br>• the financial performance of our risk management segment, including 6.2% adjusted revenue growth, 6.8% adjusted EBITDAC growth and 4.4% organic revenue growth;<br><br>• significant progress by the risk management segment in expanding adoption of our service centers in India and Las Vegas; and<br><br>• successful operational initiatives including continued growth in insurance carrier claim-handling clients and the acquisition of several key specialized partners. | Based on Scott Hudson's and the company's performance, the Compensation Committee made the following compensation decisions for 2019:<br><br>**Base salary** – remained the same, at $700,000.<br><br>**Annual cash incentive** – $1,225,000, 175% of his target award. Although Scott Hudson qualified for a maximum bonus of 200% of target, the Committee exercised discretion to reduce the annual cash incentive award because the risk management segment fell short of its budget for revenue and adjusted EBITDAC growth.<br><br>**2019 target PSU award** – 6,575 PSUs with a grant date value of $523,304.<br><br>**Stock option award** – 21,900 stock options with an exercise price of $79.59 and a grant date value of $234,549.<br><br>**DEPP award** – $400,000. |

## Walt Bay – General Counsel and Secretary

| Performance | Compensation |
|---|---|
| In evaluating Walt Bay's performance in 2019, the Committee considered the following items:<br><br>• his contributions as a member of the senior management team to the company's strong overall financial performance;<br><br>• strong leadership of the company's legal and compliance departments;<br><br>• successful management of the company's legal and reputational risks, including litigation, mergers and acquisitions and regulatory compliance issues; and<br><br>• his role as a strategic advisor to our Board, CEO and executive management team on key legal and business matters. | Based on Walt Bay's and the company's performance, the Compensation Committee made the following compensation decisions for 2019:<br><br>**Base salary** – remained the same, at $675,000.<br><br>**Annual cash incentive** – $1,350,000, 200% of his target award.<br><br>**2019 target PSU award** – 4,225 PSUs with a grant date value of $336,268.<br><br>**Stock option award** – 15,850 stock options with an exercise price of $79.59 and a grant date value of $169,754.<br><br>**Restricted stock unit award** – 3,500 restricted stock units with a grant date value of $278,565.<br><br>**DEPP award** – $350,000. |

# Compensation Decision-Making Process

The Compensation Committee is responsible for determining compensation opportunities for our named executive officers, establishing the annual total value to be transferred through our equity plans, setting thresholds, targets and maximum awards for incentive compensation, establishing performance measures and approving final award amounts. To determine compensation opportunities for our named executive officers, the Committee takes into account the compensation objectives noted earlier under *Components of Compensation for Named Executive Officers*, compensation data for our comparison groups, trends in the financial service and insurance brokerage sectors and the strategic value of a given role, among other factors.

## Tally Sheets

The Compensation Committee also considers the data compiled in a tally sheet prepared by management for each named executive officer. Tally sheets provide:

- a comprehensive view of our compensation payout exposure under various termination scenarios (for example, voluntary or involuntary termination, retirement, and change in control);

- details regarding all compensation, benefits and perquisites delivered to our named executive officers during the most recent three-year period and a projection for the coming year; and

- a three-year analysis of equity and deferred compensation, which provides insight into total wealth accumulation for each officer, as well as the sensitivity of these figures to changes in our stock price.

This information provides a comprehensive context in which the Committee can determine the appropriate type and amount of compensation for each named executive officer.

## Role of the CEO

At the beginning of each year, Pat Gallagher proposes performance objectives for the company and himself. The Compensation Committee and the Board review these objectives with Mr. Gallagher and make modifications as necessary. Following this review and discussion, the Compensation Committee and the Board finalize and approve the objectives for Mr. Gallagher and the company. The objectives include both quantitative financial measurements and qualitative strategic and operational considerations that focus on factors Mr. Gallagher and the Board believe create long-term stockholder value. Mr. Gallagher reviews and discusses preliminary considerations regarding his own compensation with the Compensation Committee but does not participate in the Committee's final determination of his compensation. Mr. Gallagher also reviews the performance of each other named executive officer and presents a summary of these performance reviews to the Committee, along with preliminary recommendations regarding salary adjustments, if any, and annual award amounts.

## Role of the Compensation Consultant

The Compensation Committee retained Pearl Meyer & Partners, LLC (Pearl Meyer) as its independent executive compensation consultant. In connection with its engagement, Pearl Meyer reviewed 2019 proxy season results and implications for our pay practices; assisted in the review and confirmation of our peer group for executive compensation and performance review purposes; provided updates on emerging executive compensation trends, including proxy advisory firm and regulatory developments; and reviewed and assessed all elements of our pay programs for executive officers, including the competitiveness of pay levels and incentive program design. The Committee assessed Pearl Meyer's independence pursuant to SEC and NYSE rules and concluded that no conflict of interest exists that would prevent Pearl Meyer from serving as an independent consultant to the Committee.

## Tax Considerations

Section 162(m) of the Internal Revenue Code limits the deductibility for Federal income tax purposes of compensation payable in a taxable year to our named executive officers to the extent that such compensation exceeds $1 million. In 2019, all of our named executive officers received compensation in excess of $1 million and, therefore, that portion of the compensation expense was non-deductible.

# Comparative Market Assessment

The Compensation Committee reviews compensation data from two different comparison groups as a market reference for its named executive officer compensation decisions.

## Proxy Comparison Group

The Compensation Committee uses the Proxy Comparison Group as a reference point for our compensation plan structure, pay mix, general equity granting practices and individual pay levels.

This group is focused on our direct competitors for executive talent. Its members are selected from insurance brokers and carriers and from professional and financial services companies that may compete with us for executive talent or in specific lines of business.

The companies listed below under "Insurance Brokers" are of particular interest for the Compensation Committee. Although Aon, Marsh & McLennan and Willis Towers Watson are larger than we are on several size dimensions, the Committee believes it is important to understand their compensation programs given that they compete with us the most directly. Additionally, we are similarly-sized to the median-sized company in the broader peer group.

The companies set forth below were used for the 2019 analysis. The only changes compared to 2018 were: (i) the removal of XL Group Ltd. following its acquisition by AXA and (ii) the addition of Alleghany Corporation and The Hanover Insurance Group in order to increase the size of the comparison group.

| Insurance Brokers |
| --- |
| Aon plc |
| Brown & Brown, Inc. |
| Marsh & McLennan Companies, Inc. |
| Willis Towers Watson plc |

| Insurance Carriers |
| --- |
| Alleghany Corporation |
| American Financial Group Inc. |
| Arch Capital Group Ltd. |
| Axis Capital Holdings Ltd. |
| W.R. Berkley Corp. |
| CNA Financial Corp. |
| The Hanover Insurance Group |
| Markel Corp. |
| Old Republic International Corp. |
| Unum Group |

| Professional / Financial Services Firms |
| --- |
| Fidelity National Financial, Inc. |
| Raymond James Financial, Inc. |

## Survey Comparison Group

The Compensation Committee also uses a Survey Comparison Group as a reference point for individual pay levels for certain executive positions.

This group consists of insurance and general industry companies similar to us in total assets, revenue or number of employees. In 2019, the Compensation Committee reviewed pay data from two published surveys, *Executive Compensation Survey* conducted by Mercer and *Top Management Industry Compensation Survey* conducted by Willis Towers Watson.

## Results of the Comparative Market Assessment

For 2019, the Compensation Committee examined the total direct compensation opportunity (base salary, annual cash incentives and long-term incentives) for each named executive officer, as well as each individual element of compensation. Data from the Proxy Comparison Group and Survey Comparison Group were used as a market reference for compensation decisions. The Compensation Committee does not target total compensation to a specific percentile of comparison group compensation.

The comparative market assessment showed that total direct compensation for our named executive officer group was generally competitive with the Proxy Comparison Group. However, the assessment showed that Pat Gallagher's total direct compensation was below the median for similarly situated CEOs in the Proxy Comparison Group.

# Pay for Performance Assessment

As Pay for Performance is a key principle of our executive compensation program, the Compensation Committee works with Pearl Meyer to assess the degree to which we are able to effectively align compensation with our performance. Within this assessment, the Compensation Committee relies on a performance assessment framework that is most relevant to understanding our relative performance against our closest competitors and a realizable pay definition that reflects our market for executive talent and is consistent with our other compensation benchmarking processes. Based on that assessment which occurred in the Fall of 2019, our Compensation Committee concluded that for the 3-year and 5-year periods ending 2018, pay for our CEO was conservative relative to our company's performance. As a result, the Compensation Committee increased Pat Gallagher's target annual cash incentive award and long-term incentive award as described above under "2019 Compensation Actions."

# Compensation Committee Report

The Compensation Committee oversees the company's compensation program for named executive officers on behalf of the Board. In fulfilling its oversight responsibilities, the Compensation Committee reviewed and discussed with management the Compensation Discussion and Analysis set forth above.

Based on the review and discussion referred to above, the Compensation Committee recommended to the Board that the Compensation Discussion and Analysis be included in the company's 2020 Proxy Statement and incorporated by reference in its 2019 Annual Report on Form 10-K, which it files with the SEC.

## COMPENSATION COMMITTEE

Sherry S. Barrat *(Chair)*
D. John Coldman
David S. Johnson
Kay W. McCurdy

# Executive Compensation Tables

## 2019 Summary Compensation Table

| Name and Principal Position | Year | Salary ($) | Stock Awards ($) [1] | Option Awards ($) [2] | Non-Equity Incentive Plan Compensation ($) [3] | Change in Pension Value and Nonqualified Deferred Compensation Earnings ($) [4] | All Other Compensation ($) [5] | Total ($) |
|---|---|---|---|---|---|---|---|---|
| **Pat Gallagher** Chairman, President and Chief Executive Officer | 2019 | 1,250,000 | 2,103,166 | 471,776 | 3,750,000 | 120,475 | 1,265,199 | 8,960,616 |
| | 2018 | 1,250,000 | 1,902,906 | 383,778 | 3,281,250 | 5,001 | 1,240,019 | 8,062,954 |
| | 2017 | 1,250,000 | 1,856,479 | 665,786 | 2,812,500 | 87,165 | 1,214,561 | 7,886,491 |
| **Doug Howell** Chief Financial Officer | 2019 | 900,000 | 897,377 | 151,011 | 1,800,000 | 3,849 | 671,219 | 4,423,456 |
| | 2018 | 900,000 | 916,083 | 138,123 | 1,575,000 | — | 656,068 | 4,185,274 |
| | 2017 | 850,000 | 841,528 | 226,116 | 1,275,000 | 2,630 | 580,302 | 3,775,576 |
| **Tom Gallagher** President – Global P/C Brokerage | 2019 | 900,000 | 672,536 | 302,022 | 1,800,000 | 96,662 | 549,991 | 4,321,211 |
| | 2018 | 900,000 | 686,178 | 276,246 | 1,575,000 | — | 1,073,473 | 4,510,897 |
| | 2017 | 800,000 | 594,187 | 425,966 | 1,200,000 | 69,973 | 1,042,191 | 4,132,317 |
| **Scott Hudson** President – Risk Management | 2019 | 700,000 | 523,304 | 234,549 | 1,225,000 | — | 526,225 | 3,209,078 |
| | 2018 | 700,000 | 534,087 | 215,064 | 1,225,000 | — | 506,754 | 3,180,905 |
| **Walt Bay** General Counsel and Secretary | 2019 | 675,000 | 614,833 | 169,754 | 1,350,000 | — | 478,840 | 3,288,427 |
| | 2018 | 675,000 | 626,049 | 155,736 | 1,181,250 | — | 467,033 | 3,105,068 |

(1) This column includes the full grant date fair value of PSUs and restricted stock units granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718, *Compensation – Stock Compensation*. The amounts reported in this column for PSUs granted during each fiscal year represent the value of each award at the grant date based upon the probable outcome of the performance conditions under the program, determined in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeitures is excluded from, and does not reduce, such amounts. Maximum payouts for the PSU awards as of the date of grant were as follows: Pat Gallagher – $4,206,332; Doug Howell – $1,345,072; Tom Gallagher – $1,345,072; Scott Hudson – $1,046,608; and Walt Bay – $672,536. For a discussion of PSUs, see page 20. For additional information on the valuation assumptions with respect to stock grants, refer to Note 12 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2019.

(2) This column represents the full grant date fair value of stock option awards granted during each fiscal year. The amounts reported in this column have been calculated in accordance with FASB ASC Topic 718. In accordance with SEC rules, any estimate for forfeiture is excluded from, and does not reduce, such amounts. For additional information on the valuation assumptions with respect to option grants, refer to Note 10 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2019.

(3) This column represents annual performance-based cash incentive awards related to services rendered in 2017, 2018 and 2019. Awards are reported for the year in which they are earned, regardless of the year in which they are paid. These awards were paid fully in cash in March of 2018, 2019, and 2020, respectively.

(4) The amounts shown in this column represent the aggregate change in actuarial present value of each named executive officer's benefits under our pension plan, except where such change is a negative value. When that is the case, SEC rules require that a zero be included in this table. In 2018, such figures were as follows: Doug Howell – $(922) and Tom Gallagher – $(27,308). Scott Hudson and Walt Bay do not have any accrued benefits under our pension plan.

(5) For 2019, includes the following:

| Named Executive Officer | DEPP Awards* ($) | Supplemental Plan Match** ($) | 401(k) Match*** ($) | Corporate Auto & Insurance ($) | Financial Advisory Services ($) | Club Memberships Not Exclusively For Business Use, Cell Phone Allowance, Non-Employee Travel, Corporate Event Tickets ($) |
|---|---|---|---|---|---|---|
| Pat Gallagher | 1,000,000 | 212,563 | 14,000 | 8,664 | — | 29,972 |
| Doug Howell | 500,000 | 109,750 | 14,000 | 8,664 | 16,155 | 22,650 |
| Tom Gallagher | 450,000 | 75,000 | 14,000 | 5,064 | — | 5,927 |
| Scott Hudson | 400,000 | 82,250 | 14,000 | 13,820 | 16,155 | — |
| Walt Bay | 350,000 | 78,813 | 14,000 | 8,664 | 16,155 | 11,208 |

*Deferred Equity Participation Plan (DEPP)*

Deferred cash awards under the DEPP are nonqualified deferred compensation awards under Section 409A of the Internal Revenue Code. Each named executive officer has made an irrevocable election to have such awards deemed invested in a fund representing shares of our common stock. Awards under the DEPP do not vest until participants reach age 62 (or the one-year anniversary of the date of grant for participants over the age of 61, which applies to Pat Gallagher). Accordingly, amounts in the plan are subject to forfeiture in the event of a voluntary termination of employment prior to age 62 (or the minimum one-year vesting period). Awards deemed invested in our common stock provide an incentive for our named executive officers to manage our company for earnings growth and total shareholder return. In addition, the deferred realization of these awards encourages retention of our named executive officers until a normal retirement age, and for one-year increments after such age.

**Supplemental Savings and Thrift Plan (Supplemental Plan) Match*

The Supplemental Plan allows certain highly compensated employees (those with compensation greater than an amount set annually by the IRS) to defer up to 80% of their base salary and annual cash incentive payment. We match any deferrals of salary and annual cash incentive payments on a dollar-for-dollar basis up to the lesser of (i) the amount deferred or (ii) 5% of the employee's regular earnings minus the maximum contribution that we could have matched under the 401(k) Plan. All such cash deferrals and match amounts may be deemed invested, at the employee's election, in a number of investment options that include various mutual funds, an annuity product and a fund representing our common stock. Such employees may also defer restricted stock units and PSUs, but these deferrals are not subject to company matching. Amounts held in the Supplemental Plan accounts are payable as of the employee's termination of employment, or at such other time as the employee elects in advance of the deferral, subject to certain exceptions set forth in IRS regulations.

***401(k) Match*

Under our 401(k) Savings and Thrift Plan (401(k) Plan), a tax qualified retirement savings plan, participating employees, including our named executive officers, may contribute up to 75% of their earnings on a before-tax or after-tax basis into their 401(k) Plan accounts, subject to limitations imposed by the Internal Revenue Service (IRS). Under the 401(k) Plan, we match an amount equal to one dollar for every dollar an employee contributes on the first 5% of his or her regular earnings. The 401(k) Plan has other standard terms and conditions.

## 2019 Grants of Plan-Based Awards

| Name | Plan | Grant Date | Estimated Future Payouts Under Non-Equity Incentive Plan Awards | | | Estimated Future Payouts Under Equity Incentive Plan Awards | | | All Other Stock Awards: Number of Shares of Stock or Units (#) | All Other Option Awards: Number of Securities Underlying Options (#) | Exercise or Base Price of Option Awards ($/sh) | Grant Date Fair Value of Stock and Option Awards ($) |
|---|---|---|---|---|---|---|---|---|---|---|---|---|
| | | | Threshold ($) | Target ($) | Maximum ($) | Threshold (#) | Target (#) | Maximum (#) | | | | |
| **Pat Gallagher** | LTIP[1] | 3/14/19 | — | — | — | — | — | — | — | 44,050 | 79.59 | 471,776 |
| | LTIP[3] | 3/14/19 | — | — | — | 13,213 | 26,425 | 52,850 | — | — | — | 2,103,166 |
| | ANNUAL[4] | N/A | N/A | 1,875,000 | 3,750,000 | — | — | — | — | — | — | N/A |
| **Doug Howell** | LTIP[1] | 3/14/19 | — | — | — | — | — | — | — | 14,100 | 79.59 | 151,011 |
| | LTIP[2] | 3/14/19 | — | — | — | — | — | — | 2,825 | — | — | 224,842 |
| | LTIP[3] | 3/14/19 | — | — | — | 4,225 | 8,450 | 16,900 | — | — | — | 672,536 |
| | ANNUAL[4] | N/A | N/A | 900,000 | 1,800,000 | — | — | — | — | — | — | N/A |
| **Tom Gallagher** | LTIP[1] | 3/14/19 | — | — | — | — | — | — | — | 28,200 | 79.59 | 302,022 |
| | LTIP[3] | 3/14/19 | — | — | — | 4,225 | 8,450 | 16,900 | — | — | — | 672,536 |
| | ANNUAL[4] | N/A | N/A | 900,000 | 1,800,000 | — | — | — | — | — | — | N/A |
| **Scott Hudson** | LTIP[1] | 3/14/19 | — | — | — | — | — | — | — | 21,900 | 79.59 | 234,549 |
| | LTIP[3] | 3/14/19 | — | — | — | 3,288 | 6,575 | 13,150 | — | — | — | 523,304 |
| | ANNUAL[4] | N/A | N/A | 700,000 | 1,400,000 | — | — | — | — | — | — | N/A |
| **Walt Bay** | LTIP[1] | 3/14/19 | — | — | — | — | — | — | — | 15,850 | 79.59 | 169,754 |
| | LTIP[2] | 3/14/19 | — | — | — | — | — | — | 3,500 | — | — | 278,565 |
| | LTIP[3] | 3/14/19 | — | — | — | 2,113 | 4,225 | 8,450 | — | — | — | 336,268 |
| | ANNUAL[4] | N/A | N/A | 675,000 | 1,350,000 | — | — | — | — | — | — | N/A |

(1) Stock options under our 2017 Long-Term Incentive Plan, vesting one-third on each of the third, fourth and fifth anniversaries of the grant date.

(2) Restricted stock units under our 2017 Long-Term Incentive Plan, vesting on the fifth anniversary of the grant date.

(3) The range of possible awards each named executive officer is eligible to receive on the third anniversary of the grate date related to performance share units under our 2017 Long-Term Incentive Plan. See page 20.

(4) The amounts in this line represent the range of possible annual cash incentive award the named executive officer was eligible to receive in March 2020, related to 2019 performance under our annual cash incentive program. The amounts were subject to performance criteria and subject to the Compensation Committee's downward discretion. The amounts actually awarded to each named executive officer are reported in the "Non-Equity Incentive Plan Compensation" column of the *2019 Summary Compensation Table* and footnote (3) thereto.

## Outstanding Equity Awards at 2019 Fiscal Year-End

| Name | Option Awards [1] | | | | Stock Awards | | | |
|------|------------------------------------------------------------------|------------------------------------------------------------------|----------------------------|--------------------------|------------------------------------------------------------------|------------------------------------------------------------------|-------------------------------------------------------------------------------------------------------------|--------------------------------------------------------------------------------------------------------------------|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested [2] (#) | Market Value of Shares or Units of Stock That Have Not Vested [3] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($) |
| **Pat Gallagher** | 35,700 | 0 | 39.17 | 3/13/20 | — | — | — | — |
| | 70,700 | 0 | 46.87 | 3/12/21 | — | — | — | — |
| | 34,001 | 16,999 | 46.17 | 3/11/22 | — | — | — | — |
| | 20,967 | 41,933 | 43.71 | 3/17/23 | — | — | — | — |
| | 0 | 58,300 | 56.86 | 3/16/24 | — | — | — | — |
| | 0 | 41,400 | 70.74 | 3/15/25 | — | — | — | — |
| | 0 | 44,050 | 79.59 | 3/14/26 | — | — | — | — |
| | | | | | 56,158 | 5,347,926 | 53,325 | 10,156,280 |
| **Doug Howell** | 20,000 | 0 | 39.17 | 3/13/20 | — | — | — | — |
| | 61,200 | 0 | 46.87 | 3/12/21 | — | — | — | — |
| | 12,734 | 6,366 | 46.17 | 3/11/22 | — | — | — | — |
| | 8,901 | 17,799 | 43.71 | 3/17/23 | — | — | — | — |
| | 0 | 19,800 | 56.86 | 3/16/24 | — | — | — | — |
| | 0 | 14,900 | 70.74 | 3/15/25 | — | — | — | — |
| | 0 | 14,100 | 79.59 | 3/14/26 | — | — | — | — |
| | | | | | 38,167 | 3,634,643 | 18,150 | 3,456,849 |
| **Tom Gallagher** | 21,300 | 0 | 39.17 | 3/13/20 | — | — | — | — |
| | 27,700 | 0 | 46.87 | 3/12/21 | — | — | — | — |
| | 17,867 | 8,933 | 46.17 | 3/11/22 | — | — | — | — |
| | 11,801 | 23,599 | 43.71 | 3/17/23 | — | — | — | — |
| | 0 | 37,300 | 56.86 | 3/16/24 | — | — | — | — |
| | 0 | 29,800 | 70.74 | 3/15/25 | — | — | — | — |
| | 0 | 28,200 | 79.59 | 3/14/26 | — | — | — | — |
| | | | | | 17,974 | 1,711,664 | 18,150 | 3,456,849 |
| **Scott Hudson** | 15,100 | 0 | 39.17 | 3/13/20 | — | — | — | — |
| | 13,300 | 0 | 46.87 | 3/12/21 | — | — | — | — |
| | 35,068 | 17,532 | 46.17 | 3/11/22 | — | — | — | — |
| | 10,234 | 20,466 | 43.71 | 3/17/23 | — | — | — | — |
| | 0 | 30,300 | 56.86 | 3/16/24 | — | — | — | — |
| | 0 | 23,200 | 70.74 | 3/15/25 | — | — | — | — |
| | 0 | 21,900 | 79.59 | 3/14/26 | — | — | — | — |
| | | | | | 17,670 | 1,682,714 | 14,125 | 2,690,248 |

| Name | Option Awards [1] | | | | Stock Awards | | | |
|---|---|---|---|---|---|---|---|---|
| | Number of Securities Underlying Unexercised Options (#) Exercisable | Number of Securities Underlying Unexercised Options (#) Unexercisable | Option Exercise Price ($) | Option Expiration Date | Number of Shares or Units of Stock That Have Not Vested [2] (#) | Market Value of Shares or Units of Stock That Have Not Vested [3] ($) | Equity Incentive Plan Awards: Number of Unearned Shares, Units or Other Rights That Have Not Vested [4] (#) | Equity Incentive Plan Awards: Market or Payout Value of Unearned Shares, Units or Other Rights That Have Not Vested [5] ($) |
| Walt Bay | 8,401 | 4,199 | 46.17 | 3/11/22 | — | — | — | — |
| | 5,901 | 11,799 | 43.71 | 3/17/23 | — | — | — | — |
| | 0 | 21,800 | 56.86 | 3/16/24 | — | — | — | — |
| | 0 | 16,800 | 70.74 | 3/15/25 | — | — | — | — |
| | 0 | 15,850 | 79.59 | 3/14/26 | — | — | — | — |
| | | | | | 29,824 | 2,840,140 | 9,075 | 1,728,425 |

(1) Stock options vest in accordance with the following vesting schedules:

| Expiration Date | One-third vests on each of: |
|---|---|
| 3/13/20 | March 13, 2016, March 13, 2017 and March 13, 2018 |
| 3/12/21 | March 12, 2017, March 12, 2018 and March 12, 2019 |
| 3/11/22 | March 11, 2018, March 11, 2019 and March 11, 2020 |
| 3/17/23 | March 17, 2019, March 17, 2020 and March 17, 2021 |
| 3/16/24 | March 16, 2020, March 16, 2021 and March 16, 2022 |
| 3/15/25 | March 15, 2021, March 15, 2022 and March 15, 2023 |
| 3/14/26 | March 14, 2022, March 14, 2023 and March 14, 2024 |

(2) The following table provides information with respect to the vesting of each named executive officer's unvested restricted stock units and earned performance share units as of December 31, 2019:

| Vesting Date | Type of award | Pat Gallagher | Doug Howell | Tom Gallagher | Scott Hudson | Walt Bay |
|---|---|---|---|---|---|---|
| 3/11/20 | Restricted Stock Units* | — | 3,950 | — | 3,050 | 3,050 |
| 3/17/21 | Restricted Stock Units* | — | 5,350 | — | — | 5,350 |
| 3/16/22 | Restricted Stock Units* | — | 3,700 | — | — | 4,550 |
| 3/15/23 | Restricted Stock Units* | — | 3,250 | — | — | 4,000 |
| 3/14/24 | Restricted Stock Units* | — | 2,825 | — | — | 3,500 |
| 3/16/20 | Performance Share Units** | 56,158 | 19,092 | 17,974 | 14,620 | 9,374 |
| Total | | 56,158 | 38,167 | 17,974 | 17,670 | 29,824 |

* Granted in 2015, 2016, 2017, 2018 and 2019 (vesting five years from the date of grant).

** Granted in 2017; 172% of award earned based on our 2017-2019 performance.

(3)  The amounts in this column are based on a closing stock price of $95.23 for our common stock on December 31, 2019.

(4)  The following table provides information with respect to the vesting of each named executive officer's unearned unvested performance share units as of December 31, 2019:

| Vesting Date | Type of award | Pat Gallagher | Doug Howell | Tom Gallagher | Scott Hudson | Walt Bay |
|---|---|---|---|---|---|---|
| 3/15/21 | Performance Share Units* | 26,900 | 9,700 | 9,700 | 7,550 | 4,850 |
| 3/14/22 | Performance Share Units** | 26,425 | 8,450 | 8,450 | 6,575 | 4,225 |
| **Total** | | **53,325** | **18,150** | **18,150** | **14,125** | **9,075** |

\*   Granted in 2018, to be earned on the basis of 2018-2020 performance. See page 20 for more information.

\*\*   Granted in 2019, to be earned on the basis of 2019-2021 performance. See page 20 for more information.

(5)  The amounts in this column are based on a closing stock price of $95.23 for our common stock on December 31, 2019 and a 200% payout. See page 20 for more information.

## 2019 Option Exercises and Stock Vested

| Name | Option Awards | | Stock Awards | |
|---|---|---|---|---|
| | Number of Shares Acquired on Exercise (#) | Value Realized on Exercise ($) | Number of Shares Acquired on Vesting (#) [1] | Value Realized on Vesting ($) [1] |
| **Pat Gallagher** | 34,600 | 1,540,738 | 18,850 | 1,513,278 |
| **Doug Howell** | 13,600 | 592,348 | 10,700 | 858,996 |
| **Tom Gallagher** | — | — | 7,100 | 569,988 |
| **Scott Hudson** | 10,200 | 441,462 | 6,150 | 493,722 |
| **Walt Bay** | 67,100 | 3,147,438 | 3,550 | 284,994 |

(1)  These columns reflect the vesting of restricted stock units and performance share units, as applicable. No restricted stock units vested in 2019 because of a change from four-year to five-year cliff vesting in 2015. Performance share units awarded on March 17, 2016 (and 100% earned on the basis of 2016 performance) vested on March 17, 2019, with value realized of $80.28 per share plus accrued cash dividend equivalents.

(2)  Pursuant to the terms of the Supplemental Plan (see page 27), Doug Howell deferred receipt of his performance share units vesting in 2019. He elected a lump-sum distribution in July 2022.

## 2019 Pension Benefits

| Name | Plan Name | Number of Years of Credited Service (#) [1] | Present Value of Accumulated Benefit ($) |
|---|---|---|---|
| **Pat Gallagher** | Arthur J. Gallagher & Co. Employees' Pension Plan | 25 | 900,529 |
| **Doug Howell** | Arthur J. Gallagher & Co. Employees' Pension Plan | 1 | 27,772 |
| **Tom Gallagher** | Arthur J. Gallagher & Co. Employees' Pension Plan | 25 | 569,578 |
| **Scott Hudson** | Arthur J. Gallagher & Co. Employees' Pension Plan | — | — |
| **Walt Bay** | Arthur J. Gallagher & Co. Employees' Pension Plan | — | — |

(1)  The last year of credited service was 2005. Total years of actual service were as follows at December 31, 2019: Pat Gallagher - 45; Doug Howell - 16; Tom Gallagher - 39; Scott Hudson - 9; and Walt Bay - 12.

We maintain the Arthur J. Gallagher & Co. Employees' Pension Plan (the Pension Plan) which is qualified under the Internal Revenue Code and which historically covered substantially all domestic employees. In 2005, we amended the Pension Plan to freeze the accrual of future benefits for all domestic employees effective July 1, 2005. Benefits under the Pension Plan are based upon the employee's highest average annual earnings for a five calendar-year period with us and are payable after retirement in the form of an annuity or a lump sum. The maximum amount of annual earnings that may be considered in calculating benefits under the Pension Plan is $210,000 (the maximum amount of annual earnings allowable by law in 2005, the last year that benefits accrued under the Pension Plan).

Benefits under the Pension Plan are calculated as an annuity equal to 1% of the participant's highest annual average earnings multiplied by years of service, and commencing upon the participant's retirement on or after age 65. The maximum benefit under the pension plan upon retirement would be $53,318 per year, payable at age 65 in accordance with IRS regulations. Participants also may elect to commence their pensions anytime on or after attaining age 55 if they retire prior to age 65, with an actuarial reduction to reflect the earlier commencement date, ranging from 54% at age 55 to no reduction at age 65. All of our named executive officers with accumulated benefits under the plan are eligible to take this early retirement option. For additional information on the valuation assumptions with respect to pensions, refer to Note 13 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2019.

## 2019 Nonqualified Deferred Compensation

| Name | Plan Name | Executive Contributions in Last Fiscal Year ($) [1] | Registrant Contributions in Last Fiscal Year ($) [2] | Aggregate Earnings in Last Fiscal Year ($) [3] | Aggregate Withdrawals/ Distributions in Last Fiscal Year ($) [4] | Aggregate Balance at Last Fiscal Year End ($) [4][5] |
|---|---|---|---|---|---|---|
| Pat Gallagher | DEPP | — | 1,000,000 | 2,727,980 | 55,121 | 11,600,074 |
| | Supplemental Plan | 453,125 | 212,563 | 2,361,953 | — | 15,740,579 |
| Doug Howell | DEPP | — | 500,000 | 3,769,291 | — | 15,801,964 |
| | Supplemental Plan | 1,239,529 | 109,750 | 3,414,346 | — | 16,689,705 |
| Tom Gallagher | DEPP | — | 450,000 | 3,386,292 | — | 14,196,591 |
| | Supplemental Plan | 75,000 | 75,000 | 321,381 | — | 1,994,771 |
| Scott Hudson | DEPP | — | 400,000 | 1,548,598 | — | 6,556,723 |
| | Supplemental Plan | 96,250 | 82,250 | 49,308 | — | 656,850 |
| Walt Bay | DEPP | — | 350,000 | 1,685,337 | — | 7,107,368 |
| | Supplemental Plan | 80,000 | 78,813 | 324,505 | — | 2,660,175 |

(1) Amounts in this column include amounts reported in the "Salary" and/or "Non-Equity Incentive Plan Compensation" columns in the *2019 Summary Compensation Table*. For Doug Howell, the amount in this column also includes the value of performance share units vested in 2019, which he deferred until July 2022. For more information, see also footnote (2) to the *2019 Option Exercises and Stock Vested* table.

(2) These amounts are included in the "All Other Compensation" column of the *2019 Summary Compensation Table*.

(3) Amounts in this column are not included in the *2019 Summary Compensation Table*. These amounts represent the change in market value on deferred and matched amounts under the Supplemental Plan and on our contributions to the DEPP, based on the market-rate returns and dividend equivalents credited to participant accounts for the period January through December 2019. Participants may direct their Supplemental Plan account balances into a number of deemed investment options that include mutual funds, an annuity product and a fund representing our common stock, and may change such deemed investments on any regular business day. Awards under the DEPP are credited with returns of deemed investments elected by the participant, including a fund representing our common stock. Each of our named executive officers has elected the fund representing our common stock.

(4) For Pat Gallagher, this amount reflects an accelerated distribution under the DEPP to cover applicable taxes on vested awards.

(5) The DEPP amounts include the following amounts also reported as compensation in this and prior years' Summary Compensation Tables (as applicable): Pat Gallagher - $5,400,000; Doug Howell - $5,550,000; Tom Gallagher - $2,700,000; Scott Hudson - $800,000; and Walt Bay - $700,000.

# 2019 Potential Payments upon Termination or Change in Control

## *Change-in-Control Agreements*

We provide our named executive officers with change-in-control agreements, which we believe are an important part of their overall compensation. In addition to helping secure their continued dedication to stockholder interests prior to or following a change in control, the Compensation Committee also believes these agreements are important for recruitment and retention, as all or nearly all of our competitors for talent have similar agreements in place for their senior employees. In general, compensation levels under these agreements are separate and unrelated to named executive officers' overall compensation decisions for a given year.

### Double Trigger

Each named executive officer's change-in-control agreement provides for payments if there is a "Termination" of the individual within 24 months after a "Change in Control" (commonly referred to in combination as a "double trigger").

- A **Change in Control** occurs (i) if a person or group is or becomes the beneficial owner, directly or indirectly, of our securities representing 50% or more of the voting power to elect directors, (ii) if there is a change in the composition of the Board such that within a period of two consecutive years, individuals who at the beginning of such two-year period constitute the Board and any new directors elected or nominated by at least two-thirds of the directors who were either directors at the beginning of the two-year period or were so elected or nominated, cease for any reason to constitute at least a majority of the Board, or (iii) our stockholders approve the sale of all or substantially all of our assets or any merger, consolidation, issuance of securities or purchase of assets, the result of which would be the occurrence of any event described in (i) or (ii) above. A substantially similar change-in-control definition is used under our equity plans, the DEPP and the Supplemental Plan, except that our equity plans and the DEPP do not include subsection (iii) above.

- A **Termination** means either (i) a termination of employment by us for any reason other than death, physical or mental incapacity or "cause" (defined as gross misconduct or willful and material breach of the change-in-control agreement) or (ii) resignation upon the occurrence of (1) a material change in the nature or scope of the individual's authorities, powers, functions or duties, (2) a reduction in total compensation, (3) any relocation of the individual's principal place of employment more than 35 miles from his or her location prior to the Change in Control, (4) a breach of the change-in-control agreement by us or (5) a good faith determination by the individual that as a result of the Change in Control, his or her position is materially affected.

### Payments upon Double Trigger

Under the change-in-control agreements, each named executive officer subject to Termination within 24 months after a Change in Control is entitled to receive:

- **Severance – two-times salary, bonus and annual cash incentive.** A lump sum severance payment equal to salary, bonus and annual cash incentive compensation payments for a 24-month period on the basis of a salary rate not less than his annual salary prior to the termination, or if greater, the salary at the time of the Change in Control and the bonus and annual cash incentive payment prior to termination or, if greater, the bonus and annual cash incentive payment prior to the Change in Control. The severance payment would be made in a lump sum not more than seven days after the date of termination.

- **No new excise tax gross-up payments.** Our change-in-control agreements entered into prior to 2008 provide that the named executive officer would be eligible to receive an excise tax "gross-up" payment as defined in Sections 280G and 4999 of the Internal Revenue Code of 1986, as amended, relating to so-called "excess parachute payments." However, our change-in-control agreements entered into after 2008 do not contain excise tax gross-ups, and it is our policy not to enter into new change-in-control agreements that contain excise tax gross-ups, or amend existing change-in-control agreements without removing these provisions.

- **Participation in benefit plans.** The change-in-control agreements also provide for continued participation in welfare benefit plans, including medical, dental, life and disability insurance, on the same basis and at the same cost as prior to the Termination, for the shorter of a two-year period or until the individual becomes covered by a different plan with coverage or benefits equal to or greater than the plan provided by us. The agreements also provide for the payment of any unpaid salary and a lump sum cash payment for accumulated but unused vacation.

***Other Termination and Change-in-Control Payments***

The table below shows potential incremental payments, benefits and equity award accelerations upon termination of our named executive officers. The amounts are determined under existing agreements and plans for various termination scenarios. The amounts assume that the trigger events for all such payments occurred on December 31, 2019 and use the closing price of our common stock on that date of $95.23. The amounts in the table below do not include the amount of pension or deferred compensation our named executive officers would receive under each termination scenario because these amounts are reflected in the *2019 Pension Benefits* and *2019 Nonqualified Deferred Compensation* tables presented above.

• **Stock options.** All of our named executive officers have outstanding stock options, which they are eligible to exercise upon termination of employment. If they are terminated for cause they are eligible to exercise all options that are vested at the time of termination, subject to the restrictive covenant and clawback provisions in their award agreements. Because our named executive officers have all reached the age of 55, upon a voluntary resignation or termination without cause, their stock options would not be subject to forfeiture if their departure from the company is at least two years after the date of grant. If a named executive officer is terminated due to death or disability, all stock options vest and remain outstanding through their original expiration date. Upon a change in control, stock options granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and may be exercised through their original expiration date. For stock options granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

• **Restricted stock units.** Doug Howell, Scott Hudson and Walt Bay have outstanding restricted stock units. Upon a termination for cause, all unvested restricted stock units would lapse. Because they have reached the age of 55, upon a voluntary resignation or termination without cause, their restricted stock units would not be subject to forfeiture if their departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If they terminate because of death or disability the awards vest immediately. Upon a change in control, all restricted stock units granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately. For restricted stock units granted after the approval of our 2017 Long-Term Incentive Plan, accelerated vesting at a change in control requires Board approval.

• **PSUs.** All of our named executive officers have outstanding PSUs. Upon a termination for cause, all unvested PSUs would lapse. Because our named executive officers have all reached the age of 55, upon a voluntary resignation or termination without cause, the earned portion of PSUs would not be subject to forfeiture if their departure from the company is at least two years after the date of grant, although vesting and distribution will still occur in accordance with the original schedule. If they terminate because of death or disability the awards vest immediately at target. Upon a change in control, all earned PSUs granted prior to the approval of our 2017 Long-Term Incentive Plan vest immediately and the performance conditions for unearned PSUs are deemed satisfied at target levels or, if greater, on a *pro rata* basis based on actual achievement as of the date of the change in control. For PSUs granted after the approval of our 2017 Long-Term Incentive Plan, Board approval is required at a change in control both for accelerated vesting and for the deemed satisfaction of performance conditions described in the prior sentence.

• **DEPP.** All of our named executive officers participate in the DEPP. Amounts in this plan vest on the earliest to occur of (1) the date the participant turns 62 (or the one-year anniversary of the date of grant for participants over 61), (2) death, (3) termination of employment because of disability, (4) termination in a manner that grants the person severance pay under our Severance Plan (filed as an exhibit to our Exchange Act filings) and (5) a change in control. Accordingly, vesting would accelerate under all of the termination scenarios other than a voluntary resignation or a termination for cause.

• **Termination for Cause.** Where applicable, termination "for cause" under our plans generally means a termination of employment based upon the good faith determination of the company that one or more of the following events has occurred: (i) the participant has committed a dishonest or fraudulent act to the material detriment of the company; (ii) the participant has been convicted (or pleaded guilty or *nolo contendere*) for a crime involving moral turpitude or for any felony; (iii) material and persistent insubordination on the part of the participant; (iv) the loss by the participant, for any reason, of any license or professional registration without the company's written consent; (v) the diversion by the participant of any business or business opportunity of the company for the benefit of any party other than the company; (vi) material violation of the company's Global Standards of Business Conduct by the participant; or (vii) the participant has engaged in illegal conduct, embezzlement or fraud with respect to the assets, business or affairs of the company.

• **No Liberal Change-in-Control Definitions in Equity Plans or DEPP.** None of our equity plans or the DEPP has a "liberal" change-in-control definition (i.e., they do not provide for buyout thresholds lower than 50%, and a change in control is deemed to occur upon completion, rather than stockholder approval, of a transaction).

| | Executive Benefits and Payments Upon Separation | Voluntary Resignation | Death or Disability | Termination with Cause | Termination without Cause | Change in Control [1] | Termination without Cause or Resignation for Good Reason Following Change in Control |
|---|---|---|---|---|---|---|---|
| **Pat Gallagher** | Severance Pay | $ — | $ — | $ — | $ 1,250,000 | $ — | $10,000,000 |
| | Stock Options [2] | 13,400,033 | 15,102,861 | 8,168,703 | 13,400,033 | 15,102,861 | 15,102,861 |
| | Restricted Stock Units | — | — | — | — | — | — |
| | PSUs [3] | 4,912,630 | 16,316,559 | — | 4,912,630 | 16,316,559 | 16,316,559 |
| | DEPP [4] | 10,393,751 | 11,600,074 | 10,393,751 | 11,600,074 | 11,600,074 | 11,600,074 |
| | Benefit Plan Participation [5] | — | — | — | — | — | 62,787 |
| | Excise Tax Gross-Up | — | — | — | — | — | 8,774,907 |
| | Total | $28,706,414 | $43,019,494 | $18,562,454 | $31,162,737 | $43,019,494 | $61,857,188 |
| **Doug Howell** | Severance Pay | $ — | $ — | $ — | $ 553,846 | $ — | $ 5,400,000 |
| | Stock Options [2] | 7,153,188 | 7,738,613 | 5,164,142 | 7,153,188 | 7,738,613 | 7,738,613 |
| | Restricted Stock Units | 878,702 | 1,865,013 | — | 878,702 | 1,865,013 | 1,865,013 |
| | PSUs [3] | 1,670,144 | 5,576,509 | — | 1,670,144 | 5,576,509 | 5,576,509 |
| | DEPP | — | 15,801,964 | — | 15,801,964 | 15,801,964 | 15,801,964 |
| | Benefit Plan Participation [5] | — | — | — | — | — | 63,904 |
| | Excise Tax Gross-Up | — | — | — | — | 5,064,380 | 8,146,271 |
| | Total | $ 9,702,034 | $30,982,099 | $ 5,164,142 | $26,057,844 | $36,046,479 | $44,592,274 |
| **Tom Gallagher** | Severance Pay | $ — | $ — | $ — | $ 900,000 | $ — | $ 5,400,000 |
| | Stock Options [2] | 7,103,467 | 8,274,317 | 4,018,193 | 7,103,467 | 8,274,317 | 8,274,317 |
| | Restricted Stock Units | — | — | — | — | — | — |
| | PSUs [3] | 1,572,343 | 5,380,531 | — | 1,572,343 | 5,380,531 | 5,380,531 |
| | DEPP | — | 14,196,591 | — | 14,196,591 | 14,196,591 | 14,196,591 |
| | Benefit Plan Participation [5] | — | — | — | — | — | 53,523 |
| | Excise Tax Gross-Up | — | — | — | — | — | 4,269,560 |
| | Total | $ 8,675,810 | $27,851,439 | $ 4,018,193 | $23,772,401 | $27,851,439 | $37,574,522 |
| **Scott Hudson** | Severance Pay | $ — | $ — | $ — | $ 181,731 | $ — | $ 3,850,000 |
| | Stock Options [2] | 6,814,525 | 7,725,209 | 3,737,386 | 6,814,525 | 7,725,209 | 7,725,209 |
| | Restricted Stock Units | 304,658 | 304,658 | — | 304,658 | 304,658 | 304,658 |
| | PSUs [3] | 1,278,939 | 4,298,162 | — | 1,278,939 | 4,298,162 | 4,298,162 |
| | DEPP | — | 6,556,723 | — | 6,556,723 | 6,556,723 | 6,556,723 |
| | Benefit Plan Participation [5] | — | — | — | — | — | 58,229 |
| | Excise Tax Gross-Up | — | — | — | — | 2,740,768 | 4,946,229 |
| | Total | $ 8,398,122 | $18,884,752 | $ 3,737,386 | $15,136,576 | $21,625,520 | $27,739,210 |
| **Walt Bay** | Severance Pay | $ — | $ — | $ — | $ 311,538 | $ — | $ 4,050,000 |
| | Stock Options [2] | 2,366,526 | 3,025,852 | 716,173 | 2,366,526 | 3,025,852 | 3,025,852 |
| | Restricted Stock Units | 1,263,341 | 1,993,881 | — | 1,263,341 | 1,993,881 | 1,993,881 |
| | PSUs [3] | 820,026 | 2,758,104 | — | 820,026 | 2,758,104 | 2,758,104 |
| | DEPP | — | 7,107,368 | — | 7,107,368 | 7,107,368 | 7,107,368 |
| | Benefit Plan Participation [5] | — | — | — | — | — | 56,211 |
| | Excise Tax Gross-Up | — | — | — | — | 2,255,051 | 5,524,641 |
| | Total | $ 4,449,893 | $14,885,205 | $ 716,173 | $11,868,799 | $17,140,256 | $24,516,057 |

(1) For stock options, restricted stock units and PSUs granted after 2017, assumes Board approval of accelerated payouts at a change in control.

(2) A substantial portion of the values shown represent fully vested amounts, which are disclosed above under *Outstanding Equity Awards at 2019 Fiscal Year-end*.

(3) For purposes of this table we assume that unearned PSUs are valued at target performance levels.

(4) The participant has reached age 62, which means that substantially all award balances under the plan are vested.

(5) Represents the lump sum present value of two years of benefits as described above under *Participation in benefit plans*.

# Item 3 – Advisory Vote to Approve the Compensation of Our Named Executive Officers

Pursuant to Section 14A of the Exchange Act, we are asking our stockholders to vote, on a non-binding, advisory basis, to approve the compensation of our named executive officers, as described in the Compensation Discussion and Analysis, compensation tables and related narrative discussion in this Proxy Statement. This proposal, commonly known as "say-on-pay", gives our stockholders the opportunity to express their views on the compensation of our named executive officers. Our stockholders are given the opportunity to vote, on a non-binding, advisory basis, on say-on-pay proposals annually. Our stockholders will have the next opportunity to vote on such a proposal at the 2021 Annual Meeting.

We believe that our compensation program for named executive officers is structured in the best manner possible to support our company and business objectives, as well as to support our culture and traditions developed since our founding in 1927. We believe our program strikes the appropriate balance between using responsible, measured pay practices and effectively motivating our executives to dedicate themselves fully to value creation for our stockholders.

**We encourage you to read our Compensation Discussion and Analysis on pages 16 to 24 of this Proxy Statement and our Executive Compensation tables on pages 26 to 35.**

## Resolution and Recommendation

The Board strongly endorses the company's compensation program for named executive officers and recommends that stockholders vote in favor of the following resolution:

RESOLVED, that the compensation of the named executive officers of Arthur J. Gallagher & Co., as disclosed pursuant to the compensation disclosure rules of the Securities and Exchange Commission, including the Compensation Discussion and Analysis, the executive compensation tables and the related narrative in this Proxy Statement, is hereby APPROVED.

 THE BOARD RECOMMENDS THAT YOU VOTE **FOR** THE ADVISORY RESOLUTION APPROVING THE COMPENSATION OF THE COMPANY'S NAMED EXECUTIVE OFFICERS

## CEO Pay Ratio

As required by Section 953(b) of the Dodd-Frank Wall Street Reform and Consumer Protection Act, and Item 402(u) of Regulation S-K, we are providing the ratio of the annual total compensation of Pat Gallagher, our CEO, to the annual total compensation of the median compensated of all our other employees who were employed as of December 31, 2019. For 2019, Pat Gallagher's total compensation was $8,960,616 and the annual total compensation of our median compensated employee was $56,067. The ratio between these two amounts was 160 to 1.

This pay ratio is a reasonable estimate calculated in a manner consistent with Item 402(u) and the methodology described below. Because the SEC rules for identifying the median compensated employee and calculating the pay ratio based on that employee's annual total compensation allow companies to adopt a variety of methodologies, to apply certain exclusions, and to make reasonable estimates and assumptions that reflect their compensation practices, the pay ratio reported by other companies may not be comparable to the pay ratio reported above, as other companies may have different employment and compensation practices and may utilize different methodologies, exclusions, estimates and assumptions in calculating their own pay ratios.

As of December 31, 2019, our total employee population consisted of approximately 35,090 employees. As permitted by the rule, we excluded approximately 906 non-U.S. employees, or less than 3% of our total U.S. and non-U.S. employee population, from the following non-U.S. jurisdictions: Colombia (181), Chile (101), Guernsey (97), Jersey (74), Peru (73), Jamaica (56), Barbados (50), Singapore (47), Sweden (44), Bermuda (37), Gibraltar (25), Isle of Man (22), Cayman Islands (21), Malta (18), Norway (17), Switzerland (12), Saint Lucia (11), Saint Vincent and the Grenadines (5), Dominica (3), Grenada (3), Antigua and Barbuda (3), Ireland (2), Saint Kitts and Nevis (2), and the United Arab Emirates (2). We also excluded approximately 1,938 employees of the businesses we acquired during 2019, which are identified in Note 4 to our consolidated financial statements in the Annual Report on Form 10-K for the year ended December 31, 2019. After giving effect to these two adjustments, our employee population consisted of approximately 32,246 individuals.

We used 2019 gross taxable income as set forth in our payroll data to determine our "median employee," which we annualized for all permanent employees who did not work for the entire year. Once identified, we calculated the annual total compensation of our "median employee" for 2019 in accordance with the requirements of Item 402(c)(2)(x) of Regulation S-K. With respect to the annual total compensation of our CEO, we used the amount reported in the "Total" column of the *2019 Summary Compensation Table* included in this Proxy Statement.

# Item 4 – Stockholder Proposal: Diversity Search Policy

The Comptroller of the City of New York, One Centre Street, 8th Floor North, New York, N.Y. 10007-2341, on behalf of the New York City Employees' Retirement System, the New York City Teachers' Retirement System, the New York City Police Pension Fund and the New York City Fire Pension Fund (the "Proponents"), which Proponents are the beneficial owners of 286,178 shares of Arthur J. Gallagher & Co. common stock, has notified the company that it intends to present the following proposal at the Annual Meeting:

**Resolved:** Shareholders request that the Board of Directors of Arthur J. Gallagher & Co. ("Arthur J. Gallagher") adopt a policy for improving board and top management diversity (the "Policy") requiring that the initial lists of candidates from which new management-supported director nominees and chief executive officers ("CEOs") recruited from outside the company are chosen by the board or relevant committee (each, an "Initial List") should include qualified female and racially/ethnically diverse candidates. The Policy should provide that any third-party consultant asked to furnish an Initial List will be requested to include such candidates.

**Supporting Statement**

Arthur J. Gallagher appears to have no people of color among its directors and CEO.

A growing body of empirical research indicates a significant positive relationship between firm value and the percentage of women and minorities in leadership. A 2012 Credit Suisse Research Institute study found that companies with one or more women directors delivered higher average returns on equity, better average growth and higher price/book value multiples.[1] A 2015 McKinsey study found that corporate leadership in the top quartile for racial and ethnic diversity were 35 percent more likely to have financial returns above their national industry median.[2]

Adopting a policy that requires consideration of women and minority candidates for every open director seat and external CEO search would assist the board in developing a diverse board and executive team. According to a 2016 *Harvard Business Review* study, including more than one woman or member of a racial minority in a finalist pool helps combat unconscious bias among interviewers and increases the likelihood of a diverse hire.[3] We believe that all of our portfolio companies should have a robust diversity search policy in place to institutionalize the board's commitment to achieving and maintaining racial and gender diversity over the long term, including beyond the terms of the incumbent directors and CEO.

The proposed rule resembles the Rooney Rule in the National Football League (NFL), which requires teams to interview minority candidates for head coaching and senior football operations openings and was recently expanded to include general manager jobs and equivalent front office positions. It does not dictate who should be hired, but instead widens the talent pool and requires a diverse set of candidates for consideration. While corporate boards may face differing circumstances, it is difficult to ignore the positive impact of the Rooney Rule on diversity. In the twelve years before the Rule was implemented, the NFL had four minority head coaches and one minority general manager. Twelve years after, the NFL had sixteen minority head coaches and eight minority general managers.[4]

The Policy described in this Proposal would apply to only those CEO searches that consider candidates from outside Arthur J. Gallagher. We do not intend for the Policy to be a substitute for robust internal succession planning, and we encourage Arthur J. Gallagher to maintain and disclose a process for fostering a diverse talent pipeline for executive management.

We urge shareholders to vote for this Proposal.

---

[1]   https://www.credit-suisse.com/articles/news-and-expertise/2012/07/en/does-gender-diversity-improve-performance.html

[2]   http://www.diversitas.co.nz/Portals/25/Docs/Diversity%20Matters.pdf

[3]   https://hbr.org/2016/04/if-there-only-your-candidiate-pool-theres-statisticallu-no-chance-shell-be-hired

[4]   https://www.sec.gov/comments/s7-06-16/s70616-293.pdf

# Board of Directors' Statement in Opposition to Item 4

Our Board of Directors reflects diversity of gender, race/ethnicity, nationality, age and professional background. After careful consideration, the Board opposes the proposal as unnecessary in light of its established record on diversity, as well as additional actions it has taken that further enhance Board and management diversity.

On January 29, 2020, the Board amended our Governance Guidelines to provide that "[w]hen recruiting director candidates, the [Nominating/Governance] Committee includes, and requests that any search firm it engages include, qualified women and racially/ethnically diverse persons in the pool from which new director nominees are chosen." The Nominating/Governance Committee has always sought Board members from diverse professional backgrounds who combine a broad spectrum of experience and expertise with a reputation for integrity, and the Nominating/Governance Committee has also used a search firm to help it identify highly qualified and diverse candidates. As such, in adopting this "Rooney Rule" policy the Board has simply formalized a policy it has been adhering to in practice.

Moreover, not only have we had two women on our Board for substantially the past 14 years, an additional diverse candidate joined the Board effective March 12, 2020. As described in greater detail in "Item 1—Election of Directors," among other things, our new director's qualifications to serve on our Board include his senior executive experience, his knowledge of the healthcare industry and related privacy and cybersecurity issues, and his extensive global sales and marketing experience. This appointment is consistent with the Board's strong commitment to diversity as well as the Nominating/Governance Committee's focus on candidates who are leaders in the organizations with which they are affiliated and have experience in positions with a high degree of responsibility.

The proposal seeks to extend the Rooney Rule policy to CEOs recruited from outside our company, ostensibly in order to improve "top management diversity." However, we have a long-standing CEO succession plan focused on the development of internal candidates. As such, that portion of the proposal is inapplicable to our company since our succession plan does not contemplate conducting a search for outside candidates. Furthermore, we promote "top management diversity" – the essential objective behind the part of the proposal that addresses CEO succession – through various internal diversity and inclusion initiatives and programs. For instance, we have programs in place to increase the hiring, development and promotion of diverse talent across our organization. To increase awareness of the importance of diversity and inclusion, our company was a Gold Sponsor of a global festival for diversity and inclusion within the insurance industry (Dive In), which included sponsoring, planning or presenting at events in six cities around the world where we have operations. In addition, in April 2019, our CEO signed the "CEO ACT!ON for Diversity & Inclusion" pledge, the largest CEO-driven business commitment to advance diversity and inclusion in the workplace. We believe that our commitment to Board and management diversity and our adoption of the Rooney Rule policy for Board nominations have addressed the fundamental issues raised by the proposal.

For the reasons set forth above, the Board unanimously recommends that our stockholders vote "AGAINST" this stockholder proposal.

# Questions & Answers About the Annual Meeting

## What is the quorum requirement for holding the Annual Meeting?

The holders of a majority of the stock issued and outstanding and entitled to vote at a meeting of the stockholders, present in person or deemed to be present or represented by proxy, shall constitute a quorum for purposes of any Annual Meeting of Stockholders. Broker non-votes and abstentions are counted for purposes of determining the presence of a quorum at this Annual Meeting. If a quorum is not present at the scheduled time of the Annual Meeting, the stockholders entitled to vote thereat, present in person, deemed to be present or represented by proxy, shall have the power to adjourn the meeting from time to time, without notice other than announcement at the meeting, until a quorum shall be present, deemed to be present or represented.

## What are broker non-votes?

If you are the beneficial owner of shares held in the name of a broker, trustee or other nominee and do not provide that broker, trustee or other nominee with voting instructions, your shares may constitute "broker non-votes." Generally, broker non-votes occur on a matter when a broker is not permitted to vote on that matter without instructions from the beneficial owner and instructions are not given. Under the rules of the NYSE, brokers, trustees or other nominees may generally vote on routine matters but cannot vote on non-routine matters. Only the ratification of the appointment of our independent auditor is considered a routine matter. The other proposals are not considered routine matters, and without your instructions, your broker cannot vote your shares.

## Will any matters other than those identified in this Proxy Statement be decided at the Annual Meeting?

As of the date of this Proxy Statement, we are not aware of any matters to be raised at the Annual Meeting other than those described in this Proxy Statement. If any other matters are properly presented at the Annual Meeting for consideration, the people named as proxy holders on the proxy card will vote your proxy on those matters in their discretion. If any of our nominees are not available as a candidate for director, the proxy holders will vote your proxy for any other candidate the Board may nominate or the Board may choose to decrease the size of the Board or leave a vacancy on the Board.

## Who can vote, and how do I vote?

Only holders of our common stock at the close of business on the record date of March 20, 2020 are entitled to notice of and to vote at the Annual Meeting. We have no other outstanding securities entitled to vote, and there are no cumulative voting rights for the election of directors. At the close of business on the record date, we had 189,607,499 shares of common stock outstanding and entitled to vote. Each holder of our common stock on that date will be entitled to one vote for each share held on all matters to be voted upon at the Annual Meeting.

"Record holders" may vote (1) by completing and returning a proxy card, (2) on the Internet, or (3) using a toll-free telephone number. Please see the proxy card for specific instructions on how to vote using one of these methods. The telephone and Internet voting facilities for record holders will close at 11:59 p.m. Eastern Daylight Time on May 11, 2020. "Beneficial owners" will receive instructions from their broker or other intermediary describing the procedures and options for voting.

## What is the voting standard and the treatment of abstentions and broker non-votes for each item on the proxy card?

| Voting Item | Voting Standard | Treatment of Abstentions & Broker Non-Votes |
|---|---|---|
| **Election of directors** (Item 1) | Majority of votes cast | Not counted as votes cast and therefore no effect |
| **Auditor ratification** (Item 2) | Majority of stock having voting power and present | Abstentions treated as votes against. Broker non-votes not applicable (routine matter, so brokers can vote) |
| **Say-on-pay** (Item 3) | Majority of stock having voting power and present | Abstentions treated as votes against. Broker non-votes have no effect |
| **Stockholder proposal** (Item 4) | Majority of stock having voting power and present | Abstentions treated as votes against. Broker non-votes have no effect |

## What is the difference between a "record holder" and a "beneficial owner"?

If your shares are registered directly in your name, you are considered the "record holder" of those shares. If, on the other hand, your shares are held in a brokerage account or by a bank or other intermediary, you are considered the "beneficial owner" of shares held in street name, and a Notice of Internet Availability of Proxy Materials (Internet Availability Notice) was forwarded to you automatically from your broker or other intermediary. As a beneficial owner, you have the right to instruct your broker or other intermediary to vote your shares in accordance with your wishes. You are also invited to attend the Annual Meeting. Because a beneficial owner is not the record holder, you may not vote your shares in person at the meeting unless you obtain a "legal proxy" from your broker or other intermediary. Your broker or other intermediary has provided you with an explanation of how to instruct it regarding the voting of your shares. If you do not provide your broker or other intermediary with voting instructions, your broker or other intermediary will not be allowed to vote your shares at the Annual Meeting for any matter other than ratification of the appointment of our independent auditor.

If you provide specific instructions with regard to certain items, your shares will be voted as you instruct on such items. If you are a record holder and sign the proxy card without giving specific instructions, your shares will be voted in accordance with the recommendations of the Board (FOR all of our nominees to the Board, FOR ratification of the appointment of our independent registered public accounting firm, FOR the approval of the compensation of our named executive officers, and AGAINST the stockholder proposal relating to policy on Board and top management diversity).

## What is "householding"?

Householding is a procedure approved by the SEC whereby multiple stockholders of record who share the same last name and address will receive only one Internet Availability Notice or one set of proxy materials. Each stockholder of record will continue to receive a separate proxy card. We have undertaken householding to reduce printing costs and postage fees. A stockholder must affirmatively consent to householding. Record holders who wish to begin or discontinue householding may contact Broadridge Investor Communication Solutions, Inc. (Broadridge) by calling 1-800-542-1061, or by writing to Broadridge, Householding Department, 51 Mercedes Way, Edgewood, NY 11717. Broadridge will undertake the necessary steps to continue or discontinue householding upon such request of a record holder. Beneficial owners who wish to begin or discontinue householding should contact their broker or other intermediary. You can also request prompt delivery of a copy of the Proxy Statement and Annual Report by contacting our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050 (telephone number: 630-773-3800).

## What should I do if I receive more than one Internet Availability Notice or proxy card?

If you own some shares of common stock directly as a record holder and other shares indirectly as a beneficial owner, or if you own shares of common stock through more than one broker or other intermediary, you may receive multiple Internet Availability Notices or, if you request proxy materials to be delivered to you by mail, you may receive multiple proxy cards. It is necessary for you to vote, sign and return all of the proxy cards or follow the instructions for any alternative voting procedure on each of the Internet Availability Notices you receive in order to vote all of the shares you own. If you request proxy materials to be delivered to you by mail, each proxy card you receive will come with its own prepaid return envelope. If you vote by mail, please make sure you return each proxy card in the return envelope that accompanied the proxy card.

## May I change my vote after I return my proxy?

Yes. If you are a record holder, even after you have submitted your proxy, you may revoke your proxy at any time before it is exercised by delivering a written notice of revocation to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. You may also revoke your proxy and change your vote at any time by timely mailing a proxy card that is properly signed and dated with a later date than your previous vote, by casting a later dated proxy via the Internet or telephone, or by voting in person at the Annual Meeting.

If you are a beneficial owner of shares held in street name, you must contact the holder of record to revoke a previously authorized proxy. Beneficial owners must have a "legal proxy" from their broker to vote in person at the Annual Meeting. Attendance at the Annual Meeting will not, by itself, revoke a proxy.

## Who will pay the costs of soliciting these proxies?

We will pay the costs of soliciting proxies to be voted at the Annual Meeting. After the Internet Availability Notices are initially distributed, we and our agents may also solicit proxies by mail, electronic mail, telephone or in person. We will also reimburse brokers and other intermediaries for their expenses in sending Internet Availability Notices to beneficial owners. In addition, we have hired Morrow Sodali LLC, 470 West Ave., Stamford, CT 06902, to assist us in soliciting proxies, for which we will pay a fee of $10,000 plus their reasonable out-of-pocket expenses.

## What is the deadline for submitting a director nominee under our "proxy access" by-law or a stockholder proposal under Rule 14a-8 to be included in the 2021 Proxy Statement?

Pursuant to Rule 14a-8, if a stockholder wants the company to consider a proposal for inclusion in our proxy materials for presentation at our 2021 Annual Meeting, the proposal should be addressed to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, must comply with all relevant SEC requirements, and must be received by us not later than close of business on November 23, 2020.

Our by-laws permit a stockholder, or a group of up to 20 stockholders, owning 3% or more of the company's outstanding common stock continuously for at least three years to nominate and include in the company's proxy materials directors constituting up to the greater of two or 20% of board seats, if the stockholder(s) and the nominee(s) meet the requirements in our by-laws. Notice of director nominations submitted under these proxy access by-law provisions must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, no earlier than the close of business on October 24, 2020 and no later than the close of business on November 23, 2020. For these purposes, "close of business" means 5:00 p.m. CDT. If the date of the Annual Meeting is more than 30 days before or after May 12, 2021, a notice under our proxy access by-law must be so delivered not earlier than the close of business on the 150[th] day prior to the 2021 Annual Meeting and not later than the close of business on the later of the 120[th] day prior to the 2021 Annual Meeting or the 10[th] day following the date the 2021 Annual Meeting date is publicly announced. Director nominations submitted pursuant to the proxy access provisions of our by-laws must comply with all of the requirements of our by-laws.

## How do I submit a proposal regarding a director nomination or other item of business to be presented directly at the 2021 Annual Meeting?

Under our by-laws, notice of any matter that is not submitted for inclusion in our Proxy Statement and proxy card for the 2021 Annual Meeting under Rule 14a-8, but that a stockholder instead wishes to present directly at the Annual Meeting, including director nominations outside of our proxy access by-law and other items of business, must be delivered to our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050, not later than the close of business on February 11, 2021 and not earlier than the close of business on January 12, 2021. If the date of the 2021 Annual Meeting is more than 30 days before or after May 12, 2021, notice of any such matter must be delivered not earlier than the close of business on the 120[th] day prior to the date of the 2021 Annual Meeting and not later than the close of business on the later of the 90[th] day prior to the 2021 Annual Meeting or the 10[th] day following the date the 2021 Annual Meeting date is publicly announced. For these purposes, "close of business" means 5:00 p.m. CDT. We will not entertain any nominations or other items of business at the 2021 Annual Meeting that do not meet the requirements in our by-laws. If we do not receive notice of a matter by February 11, 2021 (or the applicable deadline if the 2021 Annual Meeting is more than 30 days before or after May 12, 2021), SEC rules permit the people named as proxy holders on the proxy card to vote proxies in their discretion when and if the matter is raised at the 2021 Annual Meeting. Any stockholder proposal relating to a director nomination should set forth all information relating to such person required to be disclosed in solicitations of proxies for contested director elections under Regulation 14A of the Exchange Act, including, among other things, the particular experience, qualifications, attributes or skills of the nominee that, in light of our business and structure, led to the stockholder's conclusion that the nominee should serve on the Board. The proposal should also include the director nominee's written consent to be named in our Proxy Statement as a nominee and to serve as a director if elected. Stockholders are also advised to review our by-laws, which contain additional disclosure and other requirements regarding the information to be included in the advance notices of stockholder proposals and director nominations.

## How do I recommend a proposed director nominee to the Board for consideration?

Any stockholder who wishes to propose director nominees for consideration by the Board's Nominating/Governance Committee, but does not wish to present such proposal at an annual meeting, may do so at any time by directing a description of each nominee's name and qualifications for Board membership to the Chair of the Nominating/Governance Committee, c/o our Corporate Secretary at 2850 Golf Road, Rolling Meadows, Illinois 60008-4050. The recommendation should contain all of the information regarding the nominee described in the question and answer above and in our by-laws relating to director nominations brought before an annual meeting. The Nominating/Governance Committee evaluates nominee proposals submitted by stockholders in the same manner in which it evaluates other nominees.

## Where can I find the voting results of the Annual Meeting?

An automated system administered by Broadridge will tabulate the votes. Voting results will be reported in a Current Report on Form 8-K that we will file with the SEC within four business days following the Annual Meeting.

# Annex A: Information Regarding Non-GAAP Measures

For 2019, the executive compensation performance measures used by the Compensation Committee were adjusted EBITDAC, adjusted EBITDAC per share, and adjusted revenue, in each case for our combined brokerage and risk management segments. The Committee believes that these measures align with the key components of our long-term strategy and drive our long-term stock price performance. Please see page 19 in the body of this Proxy Statement for detailed information regarding these measures. In the context of 2019 compensation decisions, the Committee also considered our adjusted EBITDAC margin and organic revenue performance. For these measures, definitions and GAAP reconciliations are set forth below.

The measures discussed below are not in accordance with, or an alternative to, the GAAP information provided in this Proxy Statement. We believe that these presentations provide useful information to management, analysts and investors regarding financial and business trends relating to Gallagher's results of operations and financial condition. Our industry peers may provide similar supplemental non-GAAP information related to adjusted EBITDAC margin and organic revenues, although they may not use the same or comparable terminology and may not make identical adjustments. The non-GAAP information we provide should be used in addition to, but not as a substitute for, the GAAP information provided in this Proxy Statement. Certain reclassifications have been made to the prior year amounts in order to conform them to the current year presentation.

**Adjusted EBITDAC Margin** – adjusted EBITDAC margin is presented to improve the comparability of our results between periods by eliminating the impact of items that have a high degree of variability.

- **EBITDAC** – We define this measure as net earnings before interest, income taxes, depreciation, amortization and the change in estimated acquisition earnout payables.

- **Adjusted EBITDAC** – We define this measure as EBITDAC adjusted to exclude net gains on divestitures, acquisition integration costs, workforce related charges, lease termination related charges, acquisition-related adjustments and the period-over-period impact of foreign currency translation, as applicable. The amounts excluded with respect to foreign currency translation are calculated by applying current year foreign exchange rates to the same periods in the prior year.

  Please note that "adjusted EBITDAC" as defined on page 19 in the context of annual cash incentives and performance share units is the same as this definition, except that it does not exclude acquisition integration costs and other acquisition-related adjustments.

- **Adjusted EBITDAC margin** – We define this measure as adjusted EBITDAC divided by total adjusted revenues (for the brokerage segment) and total adjusted revenues before reimbursements (for the risk management segment). See table on the next page.

**Organic Revenues** – For the brokerage segment, organic change in base commission and fee revenues, supplemental revenues and contingent revenues exclude the first twelve months of such revenues generated from acquisitions and such revenues related to divested operations in each year presented. These revenues are excluded from organic revenues in order to help interested persons analyze the revenue growth associated with the operations that were a part of Gallagher in both the current and prior period. In addition, organic change in base commission and fee revenues, supplemental revenues and contingent revenues exclude the period-over-period impact of foreign currency translation. For the risk management segment, organic change in fee revenues excludes the first twelve months of fee revenues generated from acquisitions and the fee revenues related to operations disposed of in each year presented. In addition, change in organic growth excludes the period-over-period impact of foreign currency translation to improve the comparability of our results between periods by eliminating the impact of the items that have a high degree of variability or are due to the limited-time nature of these revenue sources.

These revenue items are excluded from organic revenues in order to determine a comparable, but non-GAAP, measurement of revenue growth that is associated with the revenue sources that are expected to continue in the current year and beyond. Gallagher has historically viewed organic revenue growth as an important indicator when assessing and evaluating the performance of its brokerage and risk management segments. Gallagher also believes that using this non-GAAP measure allows readers of our financial statements to measure, analyze and compare the growth from its brokerage and risk management segments in a meaningful and consistent manner.

*All figures are unaudited and in millions except percentages*

**ADJUSTED REVENUE AND ADJUSTED EBITDAC MARGIN**

| ADJUSTED REVENUE | 2019 | 2018 |
|---|---|---|
| Brokerage – Revenue | $4,901.5 | $4,246.9 |
| Net gains on divestitures | (75.3) | (10.2) |
| Levelized foreign currency translation | — | (50.8) |
| **Brokerage – Adjusted Revenue** | **$4,826.2** | **$4,185.9** |
| Risk Management – Revenue before reimbursements | $ 838.5 | $ 798.3 |
| Levelized foreign currency translation | — | (9.1) |
| **Risk Management – Adjusted Revenue before Reimbursements** | **$ 838.5** | **$ 789.2** |
| **Brokerage and Risk Management – Adjusted Revenue** | **$5,664.7** | **$4,975.1** |

| EBITDAC – Brokerage | 2019 | 2018 |
|---|---|---|
| Net earnings | $ 717.3 | $ 573.2 |
| Provision for income taxes | 229.2 | 191.0 |
| Depreciation | 66.6 | 60.9 |
| Amortization | 329.1 | 286.9 |
| Change in estimated acquisition earnout payables | 16.9 | 14.3 |
| **EBITDAC** | **$1,359.1** | **$1,126.3** |

| EBITDAC – Risk Management | 2019 | 2018 |
|---|---|---|
| Net earnings | $ 66.2 | $ 70.4 |
| Provision for income taxes | 22.2 | 25.3 |
| Depreciation | 46.2 | 38.7 |
| Amortization | 4.9 | 4.3 |
| Change in estimated acquisition estimated payables | (1.6) | (4.7) |
| **EBITDAC** | **$137.9** | **$134.0** |

| EBITDAC – Brokerage and Risk Management | 2019 | 2018 |
|---|---|---|
| Net earnings | $ 783.5 | $ 643.6 |
| Provision for income taxes | 251.4 | 216.3 |
| Depreciation | 112.8 | 99.6 |
| Amortization | 334.0 | 291.2 |
| Change in estimated acquisition estimated payables | 15.3 | 9.6 |
| **EBITDAC** | **$1,497.0** | **$1,260.3** |

| ADJUSTED EBITDAC | 2019 | 2018 |
|---|---|---|
| Brokerage – EBITDAC | $1,359.1 | $1,126.3 |
| Net gains on divestitures | (62.3) | (10.2) |
| Acquisition integration | 20.4 | 3.4 |
| Workforce and lease termination | 44.8 | 38.7 |
| Acquisition related adjustments | 16.8 | 14.2 |
| Levelized foreign currency translation | — | (7.9) |
| **Brokerage – Adjusted EBITDAC** | **$1,378.8** | **$1,164.5** |
| Risk Management – EBITDAC | $ 137.9 | $ 134.0 |
| Workforce and lease termination | 7.9 | 4.7 |
| Levelized foreign currency translation | — | (2.3) |
| **Risk Management – Adjusted EBITDAC** | **$ 145.8** | **$ 136.4** |
| **Brokerage and Risk Management – Adjusted EBITDAC** | **$1,524.6** | **$1,300.9** |
| **Brokerage and Risk Management – Adjusted Revenue** | **$5,664.7** | **$4,975.1** |
| **Brokerage and Risk Management – Adjusted EBITDAC Margin** | **26.9%** | **26.1%** |

## ORGANIC REVENUE GROWTH

| Brokerage – Organic Revenue Growth | 2019 | 2018 |
|---|---|---|
| Commissions and fees, as reported | $4,394.8 | $3,879.2 |
| Less commission and fees from acquisitions | (382.8) | — |
| Less divested operations | — | (31.0) |
| Levelized foreign currency translation | — | (45.1) |
| **Organic base commissions and fees** | **$4,012.0** | **$3,803.1** |
| Supplemental revenues, as reported | $  210.5 | $  189.9 |
| Less supplemental revenues from acquisitions | (13.5) | — |
| Levelized foreign currency translation | — | (2.4) |
| **Organic supplemental revenues** | **$  197.0** | **$  187.5** |
| Contingent revenues, as reported | $  135.6 | $   98.0 |
| Less contingent revenues from acquisitions | (18.4) | — |
| Levelized foreign currency translation | — | (0.3) |
| **Organic contingent revenues** | **$  117.2** | **$   97.7** |
| **Organic base commissions and fees, supplemental revenues and contingent revenues** | **$4,326.2** | **$4,088.3** |
| **Organic change in base commissions and fees, supplemental revenues and contingent revenues** | **5.8%** | |

| Risk Management – Organic Revenue Growth | 2019 | 2018 |
|---|---|---|
| Fees | $833.7 | $789.3 |
| International performance bonus fees | 3.2 | 8.5 |
| **Fees as reported** | **836.9** | **797.8** |
| Less fees from acquisitions | (13.6) | — |
| Levelized foreign currency translation | — | (9.1) |
| **Organic fees** | **$823.3** | **$788.7** |
| **Organic change in fees** | **4.4%** | |

| Combined Brokerage and Risk Management – Organic Revenue Growth | 2019 | 2018 |
|---|---|---|
| Combined organic revenue | $5,149.5 | $4,877.0 |
| **Organic change in revenue** | **5.6%** | |

# Annex B: Resources

| Annual Meeting | |
|---|---|
| *Proxy Statement* | **www.ajg.com/ir > Financial Reports > 2020 Proxy Statement** |
| *Annual Report* | **www.ajg.com/ir > Financial Reports > 2019 Annual Report** |

| Board of Directors | |
|---|---|
| *Board of Directors* | **www.ajg.com/ir > Corporate Governance > Board of Directors** |
| *Board Committee Members* | **www.ajg.com/ir > Corporate Governance > Committee Members** |
| *Audit Committee Charter* | **www.ajg.com/ir > Corporate Governance > Audit Committee Charter** |
| *Compensation Committee Charter* | **www.ajg.com/ir > Corporate Governance > Compensation Committee Charter** |
| *Nominating/Governance Committee Charter* | **www.ajg.com/ir > Corporate Governance > Nominating/Governance Committee Charter** |

| Governance Documents | |
|---|---|
| *By-laws* | **www.ajg.com/ir > Corporate Governance > By-laws** |
| *Governance Guidelines* | **www.ajg.com/ir > Corporate Governance > Governance Guidelines** |
| *Global Standards of Business Conduct* | **www.ajg.com/ir > Corporate Governance > Global Standards of Business Conduct** |

| Other Resources | |
|---|---|
| *The Gallagher Way* | **www.ajg.com/about-us/the-gallagher-way/** |
| *Corporate Social Responsibility* | **www.ajg.com/about-us/corporate-social-responsibility/** |

**The Gallagher Way.** Since 1927.

Arthur J. Gallagher & Co.

Global Headquarters
2850 Golf Road
Rolling Meadows, IL 60008-4050
630.773.3800

www.ajg.com

